MEDIASET

12g3-2(b)

RECEIVED
2007 JUN -5 A 6:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04515

MEDIASET S.P.A.
DIREZIONE AFFARI SOCIETARI
Viale Europa n. 48
20093 Cologno Monzese

BEST AVAILABLE COPY

[redacted]

07024095

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

C. a. Mr. Paul Dudek

SUPPL

Cologno Monzese, 1st June 2007

Attached You'll find the informations requested to make public pursuant to Italia's law submitted to the Italian Autorithies until the end of May.

Please, do not hesitate to contact our offices for any further informations.

Yours faithfully.

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Emanuela Bianchi
(Corporate Affaires)

Tel. 0039 02 25149588
Fax 0039 02 25149590
Emanuela.bianchi@mediaset.it

dlw 6/5

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*MEDIASET*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA[1]			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*CONFALONIERI*	NOME / FIRST NAME	*FEDELE*

RECEIVED

2007 JUN -8 A 6:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[1]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[1]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[1]	NOTE / NOTES
29/05/2007	A	IT0001063210	MEDIASET	AZO	13,600	7,915	107,644	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							107,644		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[2]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													107,644		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - \- = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0,99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1,01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0,99, whereas for a bond negotiated above the par value at a price of 101 indicate 1,01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated markets
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction and blocks
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or exchange of debt financial instruments for shares
   - MERC-SO = transazione sul mercato a seguito dell'esercizio di stock option – stock grant / transaction over regulated market concurrent to exercise of stock option – stock grant
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future,swap) / exercise of derivatives or settlement of other derivatives (future,swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

12g3-2(b)

RECEIVED
JUN 5

MEDIASET

Report on Operations
in the first quarter of 2007

MEDIASET S.p.A. - via Paleocapa, 3 - 20121 Milan

Share capital EUR 614,238,333.28 wholly paid-in

Taxpayer's code, VAT number and registration number in the register of companies in Milan: 09032310154

Internet site: www.mediaset.it

12g3-2(b)

CONTENTS

CORPORATE BOARDS

Board of Directors	**Chairman**	Fedele Confalonieri
	Deputy Chairman	Pier Silvio Berlusconi
	CEO	Giuliano Adreani
	Directors	Marina Berlusconi Pasquale Cannatelli Paolo Andrea Colombo Mauro Crippa Bruno Ermolli Luigi Fausti Marco Giordani Alfredo Messina Gina Nieri Carlo Secchi Attilio Ventura
Executive Committee		Fedele Confalonieri Pier Silvio Berlusconi Giuliano Adreani Gina Nieri
Internal Control Committee		Luigi Fausti (*Chairman*) Alfredo Messina Carlo Secchi
Remuneration Committee		Bruno Ermolli (*Chairman*) Paolo Andrea Colombo Attilio Ventura
Governance Committee		Attilio Ventura (*Chairman*) Paolo Andrea Colombo Luigi Fausti
Board of Statutory Auditors	**Chairman**	Achille Frattini
	Acting Auditors	Francesco Antonio Giampaolo Riccardo Perotta
	Substitute Auditors	Giancarlo Povoleri Francesco Vittadini
Independent Auditors		Deloitte & Touche S.p.A.

MEDIASET GROUP: FINANCIAL HIGHLIGHTS

Main Income Statement Data

2006 full year mio €	%		1st quarter 2007 mio €	%	1st quarter 2006 mio €	%
3,747.6	100%	Total net Revenues	964.9	100%	955.2	100%
2,751.5	73.4%	Italy	714.2	74.0%	728.1	76.2%
997.6	26.6%	Spain	251.1	26.0%	227.8	23.8%
1,035.3	100%	Operating Profit	255.7	100%	264.3	100%
595.7	57.5%	Italy	137.7	53.9%	162.7	61.6%
439.6	42.5%	Spain	118.0	46.1%	101.6	38.4%
1,036.6	27.7%	Group Operating Profit (EBIT)	255.7	26.5%	265.6	27.8%
1,019.6	27.2%	Profit before Tax and Minority Interest	247.6	25.7%	261.5	27.4%
505.5	13.5%	Group Net Profit	124.5	12.9%	145.1	15.2%

Main Balance Sheet and Financial data

31 December 2006 mio €		1st quarter 2007 mio €	1st quarter 2006 mio €
3,501.7	Net Invested Capital	3,453.8	3,205.0
2,933.3	Total Net Shareholders' Equity	3,096.2	3,090.1
2,634.1	Net Group Shereholders' Equity	2,754.2	2,765.9
299.2	Minorities Shereholders' Equity	342.0	324.2
(568.3)	Net Financial Position	(357.6)	(114.9)
1,588.4	Operating Cash Flow	402.8	407.8
1,466.5	Investments	184.9	737.3
489.3	Dividens paid by the Parent Company		-
144.1	Dividends paid by Subsidiares		-

Personnel

2006 full year	%		1st quarter 2007	%	1st quarter 2006	%
5,839	100.0%	Mediaset Group Personnel (headcount)	5,830	100.0%	5,856	100.0%
4,660	79.8%	Italy	4,627	79.4%	4,697	80.2%
1,179	20.2%	Spain	1,203	20.6%	1,159	19.8%
5,849	100.0%	Mediaset Group Personnel (averaged)	5,805	100.0%	5,847	100.0%
4,665	79.8%	Italy	4,627	79.7%	4,681	80.1%
1,184	20.2%	Spain	1,179	20.3%	1,166	19.9%

Main Indicators

2006 full year		1st quarter 2007	1st quarter 2006
27.6%	EBITDA/Net Revenues	26.5%	27.7%
21.7%	Italy	19.3%	22.3%
44.1%	Spain	47.0%	44.6%
27.7%	EBIT/ Net Revenues	26.5%	27.8%
27.2%	Pre-Tax and Minority Interest/Net Revenues	25.7%	27.4%
13.5%	Net Profit/Net Revenues	12.9%	15.2%
0.44	EPS (euro per share)	0.11	0.13
0.43	Diluted EPS (euro per share)	0.11	0.13

REPORT ON OPERATIONS IN THE FIRST QUARTER OF 2007

Summary of the Group's results as at March 31st, 2007

Here follows a summary of the main results achieved by the Mediaset Group as at March 31st, 2007 compared to the figures in the same period of 2006:

- **consolidated net revenues** amounted to **EUR 964.9 million**, with a **1.0%** increase;
- **EBIT** amounted to **EUR 255.7 million** and recorded a decrease of EUR 9.9 million compared to the same period of the previous year that, among other things, had benefited from a non recurring income of EUR 1.3 million originated by the sale of a 0.03% stake in Gestevision Telecinco. **EBIT** represented a **26.5%** ratio on net revenues, compared to the 27.8% recorded in the same period of 2006;
- **Earnings before tax and minority interest** amounted to EUR **247.6 million**, compared to EUR 261.5 million in the first quarter of 2006;
- The **net profit pertaining to Group** amounted to **EUR 124.5 million** compared to EUR 145.1 million at March 31st, 2006;
- **Consolidated net financial position** increased from EUR –568.3 million at December 31st, 2006 up to **EUR –357.6 million** at March 31st, 2007. In the first quarter of the year, free cash flow from Group's operations amounted to EUR 210.7 million, compared to EUR 243.1 million in the same period of the previous year. If we do not consider the non recurring element generated in 2006 by the disposal of the stake held in Hopa, free cash flow from Group's operations in the first quarter of 2007 was higher than that generated in the first quarter of 2006.

Analysis of results by geographical segments: Italy

- In the first quarter of 2007 **consolidated net revenues** from Group's operations in Italy reached EUR 714.2 million with a slight decrease (-1.9%) over the same period of the previous year. The change was affected by the weakness of television advertising sales, while higher revenues were generated by Mediaset Premium operations and by network operator and content providing operations carried out for mobile telephone companies on DVBH technology.
- **Gross advertising sales on Mediaset networks** reached EUR 720.4 million, dropping by –7.3% compared to the first quarter of 2006. This result was affected by the continuous decrease in advertising investments by some major groups that had already dramatically reduced their campaigns in the last months of 2006. This trend had a negative influence especially on the overall situation of the advertising market in the first two months of the year. Starting from March, at the same time as the start of significant campaigns for the launch of new products, the first signs of recovery of advertising investments were recorded, and subsequently also an improvement in the situation of advertising sales on Mediaset networks compared to the first two months.

- In Italy, **EBIT** amounted in the first quarter to EUR 137.7 million, decreasing from EUR 164.0 million at March 31st, 2006, with an operating profitability of 19.3% compared to 22.5% in the first quarter of 2006. This result was mainly affected by the lower result of *Free To Air Television* operations due to lower television advertising sales. Television costs decreased compared to the same period of the previous year, in line with the strong cost containment target envisaged for 2007. Other business areas improved their results in the quarter compared to the same period of 2006. In particular, *Mediaset Premium* closed the quarter with a positive EBIT and a significant improvement in gross operating margin, for the first time since its operations started.

In the first three months of 2007, full day **audience shares** on Mediaset networks averaged 9,987,000 TV viewers, a figure that is a slight decrease on the same period of 2006 (-4.5%). This decrease equally concerned the three months and all the time brackets considered (Day Time, Prime Time and late night).

Mediaset networks closed the first quarter of 2007 recording a 24 hours share of 40.7%, a Day Time share of 40.4% and a Prime Time share of 41.5%.

Here follow the results reached by single networks during the period in object:

Share individuals - 1st quarter 2007	24 hours	Prime Time	Day Time 7:00-2:00
	21.6%	22.2%	21.4%
	10.5%	10.6%	10.5%
	8.6%	8.7%	8.5%
MEDIASET	40.7%	41.5%	40.4%

Considering the results obtained in the first three months with the commercial target group aged 15 to 64, which represents 70% of the Italian population and which is the target of 80% of advertising investments, Mediaset Networks confirmed their leadership in all time brackets.


1st QUARTER 2007: % SHARE TARGET 15-64 years
43.2
38.3
43.0
37.9
43.7
40.9
24 hours
Day Time
Prime Time
Mediaset
RAI

In the first months of the guarantee period of *Spring 2007* (from January 14th, to June 2nd, excluding the week of the Sanremo Music Festival), Mediaset networks recorded a 24 hours audience share of 41.4%, a Day Time share of 41.1% and a Prime Time share of 42.5%. In the same period, as is shown by the chart below, Mediaset confirmed its leading position in all the time brackets for the 15-64 year target group, leaving RAI behind, in each of them, by at least 4.7 share points.


SPRING 2007: % SHARE TARGET 15-64 years
44.1
37.4
43.9
37.1
44.7
40.0
24 hours
Day Time
Prime Time
Mediaset
RAI

In the period under examination, **Canale 5** reached 22.2% in the 24 hour period, 21.9% in Day Time and 23.1% in Prime Time and confirmed its primacy in all time brackets for the 15 - 64 years old target group (24.3% in the 24 hours, 24.1 in Day Time and 25.0% in Prime Time) leaving RAI behind by more than 4.9 percentage points. Some of the most successful programmes have been Gerry Scotti's game show *Chi vuol essere milionario* (27.6%), *Striscia La Notizia* (29.5%), the new *Grande Fratello* (25.3%, average of the first 11 shows), *La Corrida* (31.2%) and talent show *Amici di Maria de Filippi* (28.4% on average, 37.9% for the final show). As for TV series, excellent performances were recorded by the third year of *R.I.S. Delitti Imperfetti* (23.8%) and by the mini-series on two evenings *Nassirya, per non dimenticare* (24.6%), while it is worth mentioning in conclusion the 34.4% obtained in Prime Time by movie *Troy*.

Italia 1 began the guarantee period positively, improving on its figures for the same period of 2006 in all time brackets, outperforming RAI 2 in the 24 hours (10.5% vs. 10.1%) and in Prime Time (10.6% vs. 9.1%) and reaching the same level in Day Time (10.5%). The network also confirmed its leadership with the 4-14 years old target group (23.8% in the 24 hours). Among its numerous programmes, Friday night series were particularly successful, among which *Dr House* (16.9%) and *Grey's Anatomy* (13.3%), both with very high audience shares with the 15-34 years old target group (28% and 23.3%, respectively). As to in-house productions, it is worth mentioning the renewed success of *Le Iene Show* (16.1%), late at night, of *Mai dire Grande Fratello* (23.1% with all individuals, 48.4% with the 15-24 years old target group). With respect to sports, the contribution provided by motorbike world championships, with the first two 2007 races that recorded 37.2% for MotoGP, while *Contro Campo Ultimo Minuto* confirmed to be a key element on Sunday afternoon achieving a 13.6% audience share.

Compared to the same period of 2006, **Retequattro** improved its figures by 0.6 share points in Day Time (where it equals RAI 3) and in the 24 hours totalling in both brackets an 8.7% share, and by one whole point in Prime Time where it reached 8.8%. Among the most successful programmes of the first months of 2007 it is worth mentioning *Forum* (16.9%), *Melaverde* (11.6%) and *Stranamore* (10,0%). An older audience particularly appreciated the TV series *Il*

commissario Cordier and *Il Comandante Florent*, which recorded 18.5% and 15.4%, respectively, in the *over 65* target group.

The following tables show the programme schedules of the three networks broadcasted in the quarter and the hours of in-house productions produced in the same period.

Mediaset Networks - Broadcasted programmes - 1st quarter 2007

Type	Canale 5		Italia 1		Retequattro		Mediaset Total	
Film	142	6.6%	270	12.5%	531	24.6%	943	14.6%
Tv Movies	80	3.7%	71	3.3%	35	1.6%	186	2.9%
Mini-series	14	0.6%	4	0.2%	13	0.6%	31	0.5%
Telefilm	178	8.2%	513	23.8%	424	19.6%	1,115	17.2%
Fiction	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Sit-com	16	0.7%	169	7.8%	39	1.8%	224	3.5%
Soap	147	6.8%	-	0.0%	115	5.3%	262	4.0%
Telenovelas	-	0.0%	-	0.0%	76	3.5%	76	1.2%
Cartoons	-	0.0%	362	16.8%	-	0.0%	362	5.6%
Total TV Rights	**577**	**26.7%**	**1,389**	**64.3%**	**1,233**	**57.1%**	**3,199**	**49.4%**
News	712	33.0%	190	8.8%	345	16.0%	1,247	19.2%
Sport	-	0.0%	238	11.0%	2	0.1%	240	3.7%
Entertainment:	761	35.2%	250	11.6%	340	15.7%	1,351	20.8%
soft entertainment	*363*	*16.8%*	*134*	*6.2%*	*66*	*3.1%*	*563*	*8.7%*
talk show	*91*	*4.2%*	*-*	*0.0%*	*-*	*0.0%*	*91*	*1.4%*
music	*9*	*0.4%*	*34*	*1.6%*	*17*	*0.8%*	*60*	*0.9%*
quiz-game-show	*117*	*5.4%*	*62*	*2.9%*	*-*	*0.0%*	*179*	*2.8%*
reality	*170*	*7.9%*	*1*	*0.0%*	*-*	*0.0%*	*171*	*2.6%*
soft news	*11*	*0.5%*	*19*	*0.9%*	*257*	*11.9%*	*287*	*4.4%*
Culture	9	0.4%	1	0.0%	93	4.3%	103	1.6%
Shopping	101	4.7%	92	4.3%	147	6.8%	340	5.2%
Total in-house productions	**1,583**	**73.3%**	**771**	**35.7%**	**927**	**42.9%**	**3,281**	**50.6%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**2,160**	**100.0%**	**6,480**	**100.0%**

Type	Hours of in-house productions				
	1st quarter 2007	% on the whole	1st quarter 2006	% on the whole	% changes
Entertainment and talk show	436	22.2%	544	24.6%	-19.9%
Documentaries	1	0.1%	-	0.0%	0.0%
Events	-	0.0%	-	0.0%	0.0%
Cultural and Informative Programmes	269	13.7%	315	14.2%	-14.6%
Soft news	200	10.2%	160	7.2%	25.0%
News	464	23.6%	475	21.4%	-2.3%
Reality	79	4.0%	157	7.1%	-49.7%
Promo and Ads	13	0.7%	13	0.6%	0.0%
Sport	181	9.2%	187	8.4%	-3.2%
Game and Quiz show	122	6.2%	153	6.9%	-20.3%
Music	41	2.1%	70	3.2%	-41.4%
Soap	51	2.6%	51	2.3%	0.0%
Shopping	-	0.0%	-	0.0%	0.0%
Serial Drama	30	1.5%	25	1.1%	20.0%
Teleshopping	77	3.9%	65	2.9%	18.5%
Total	**1,965**	**100.0%**	**2,215**	**100.2%**	**-11.3%**

Analysis of results by geographical segments: Spain

- In the first three months of 2007, the **consolidated net revenues of the Telecinco Group** reached **EUR 251.1 million,** showing a **10.2%** increase over the same period of the previous year.
- The revenue increase, combined with a limited growth of charges, enabled Telecinco Group to record an **Operating profit** of **EUR 118.0 million**, with a **16.1%** growth over the same period of 2006 and an operating profitability of **47.0%**.
- **Net profit** amounted to **EUR 86.1 million** with a 17.4% increase over March 2006.

The excellent results achieved by Telecinco in the first quarter of the year confirm once again the solidity and efficacy of the Group commercial and publishing model.

Gross consolidated television advertising sales reached **EUR 244.4 million** with record growth of 8.4% over the first three months of 2006, a result that is even more significant if we consider the situation of greater competition that characterizes the Spanish market following the entry of two new players Cuatro and LaSexta.

This result proved the strength of Telecinco's programme schedule which, while maintaining the effective cost control policy, increased its leadership versus its competitors in terms of audience shares, achieving a 20.3% share in the 24 hours, leaving behind Antena 3 by more than two points, at 18.2%, and TVE 1 by 2.2 points, which reached 18.1%.

TELECINCO	**Audience share at 31st March 2007**	**Share individuals**	**Share commercial target**
24 hours		20.3%	22.4%
Prime Time		20.4%	23.3%
Day Time		20.2%	21.9%

This primacy also extended to the most important advertising time bracket, that is *Prime Time* (20.30-24.00), a segment in which Telecinco achieved 20.4% versus 17.9% of Antena 3 and 17.6% of TVE 1. This percentage increases to reach 23.3% in the *commercial target group* regarding this time bracket, with 5.7 points more than Antena 3 (17.6%) and 9.2 more than TVE 1 (14.1%).

With the commercial target, Telecinco strengthened its primacy also in average daily audience shares, with a 22.4% share, ahead of Antena 3 (18.5%) and TVE1 (14.1%).

These audience results were achieved by means of a programme strategy which further increased the use of in-house original productions.

Broadcasted contents (hours)	1st quarter 2007		1st quarter 2006		Changes	
Film	121	5.6%	188	8.7%	(67)	-35.5%
TV Movies, Mini-series and Telefilm	118	5.4%	127	5.9%	(9)	-7.2%
Cartoons	67	3.1%	58	2.7%	9	15.3%
Total TV Rights	**306**	**14.1%**	**372**	**17.2%**	**(67)**	**-17.9%**
Quiz-game-show	192	8.9%	206	9.6%	(15)	-7.1%
Sport	22	1.0%	19	0.9%	3	15.5%
Documentaries and others	920	42.6%	883	40.9%	37	4.2%
News	494	22.9%	479	22.2%	16	3.2%
Fiction	207	9.6%	187	8.6%	20	11.0%
Others	19	0.9%	14	0.6%	5	37.9%
Total in-house productions	**1,854**	**85.9%**	**1,788**	**82.8%**	**67**	**3.7%**
Total	**2,160**	**100.0%**	**2,160**	**100.0%**	**-**	**0.0%**

Among Telecinco's most successful programmes in the first quarter of 2007, it is worth mentioning Spanish TV series *Yo Soy Bea* (34.9% share), *Los Serrano* (24.2%) and *Aida* (27.7%), US series *CSI* (30.0%), talent show *Operaciòn trionfo* (28.2%), *Camera Cafè* (23.5%) and news programme *Aquì Hay Tomate* (25.3%). There should also be noted the success of the new Formula 1 season, with the Australia Grand Prix achieving 64.2% share in the live broadcast at night and 29.2% in the later broadcast.

Type	Total hours of in-house productions				
	1st quarter 2007	% on the whole	1st quarter 2006	% on the whole	% changes
Entertainment and talk show	623	54.9%	624	53.5%	-0.2%
News	373	32.9%	412	35.3%	-9.5%
Sport	29	2.6%	29	2.5%	0.0%
Quiz/Game show	39	3.4%	58	5.0%	-32.8%
Soap and serial drama	47	4.1%	8	0.7%	487.5%
Serial Fiction	24	2.1%	36	3.1%	-33.3%
Total	**1,135**	**100.0%**	**1,167**	**100.0%**	**-2.7%**

Consolidated financial and economic results

The analysis of the income statement and of the consolidated financial and balance sheet situation was also performed, in accordance with that established by IAS 14 on segment reporting, by separately highlighting the contribution to the Group results of the two geographical areas where Mediaset Group operates, Italy and Spain, considered as "primary segments" and by supplying the most important figures required by areas of operations, identified as "secondary segments".

The income statement, balance sheet and consolidated cash flow statement shown below are reclassified with respect to those included in subsequent financial statements in order to highlight some interim results and the balance sheet and financial aggregations which are deemed as most significant to understand the operating performance of the Group and of the individual Business Units. Though these figures are not envisaged by EU GAAP, they are supplied in accordance with the indications included in CONSOB Communication 6064293 of July 28th, 2006 and in CESR Recommendation of November 3rd, 2005 (CESR/o5-178b) regarding alternative performance indicators ("Non GAAP Measures"), the descriptions of the criteria adopted for their preparation and the relevant notes detailing the items included in the mandatory statements.

Economic results

The consolidated income statement below shows interim results regarding *EBITDA*, *Operating result from operations* and *EBIT*.

EBITDA represents the difference between *Consolidated net revenues* and *operating costs* gross of non monetary charges regarding amortisation, depreciation and write-downs (net of any value recoveries) for current and non current assets.

The *Operating result from operations* is obtained by deducting from EBITDA non monetary charges regarding amortisation, depreciation and write-downs (net of any recoveries) of the value of current and non current assets.

EBIT is obtained by taking into consideration the *Operating result from operations* the cost and revenue components which are generated by the disposal of consolidated stakes that, due to the kind of operation and the significance of its amount, are to be considered as non recurrent. With reference to the period in object, the specified revenues were generated by the capital gain obtained in the first quarter of 2006 following the disposal of the 0.03% stake held in the subsidiary company Gestevision Telecinco S.A.

It should be noted that some types of costs, that can be defined under IAS 19 as *short-term employee benefits*, previously entered under *costs for services*, were reclassified starting from the consolidated accounts at December 31st, 2006 and subsequently in the first quarter of 2007 under *Personnel expenses*.

(amounts in EUR millions)

Mediaset Group: Income statement

2006 full year		1st quarter 2007	2006
3,747.6	**Total consolidated net revenues**	**964.9**	**955.2**
452.5	Personnel expenses	116.0	116.3
1,374.2	Purchases, services, other costs	369.2	355.5
1,826.7	**Operating costs**	**485.2**	**471.8**
1,920.9	**EBITDA**	**479.7**	**483.4**
885.7	Amortisations, depreciation and write-downs	224.0	219.1
1,035.3	**Operating profit**	**255.7**	**264.3**
1.3	Gain/(Losses) from disposal of equity investments	-	1.3
1,036.6	**EBIT**	**255.7**	**265.6**
(20.2)	Financial income/(losses)	(8.9)	(3.7)
3.2	Income/(expenses) from equity investments	0.8	(0.4)
1,019.6	**EBT**	**247.6**	**261.5**
(357.9)	Income taxes	(80.1)	(79.8)
661.8	**Net profit from continuing operations**	**167.5**	**181.7**
-	Net profit from discontinued operations	-	-
(156.3)	Minority interests in net profit	(43.0)	(36.6)
505.5	**Mediaset Group net profit**	**124.5**	**145.1**

Here follows an analysis of the percentage impact on consolidated net revenues of a few significant items of the Group's income statement.

2006 full year		1st quarter 2007	2006
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
48.7%	Operating costs	50.3%	49.4%
51.3%	EBITDA	49.7%	50.6%
23.6%	Amortisation, depreciation and write-downs	23.2%	22.9%
27.6%	**Operating profit**	**26.5%**	**27.7%**
27.7%	**EBIT**	**26.5%**	**27.8%**
27.2%	**EBT**	**25.7%**	**27.4%**
13.5%	**Mediaset Group net profit**	**12.9%**	**15.2%**
35.1%	Tax rate (EBT %)	32.4%	30.5%

Analysis of results by geographical segment: Italy

Here follows the summary of the Income Statement of the Mediaset Group, related to Italian operations:

(amounts in EUR millions)

Italy: Income statement

2006 full year		1st quarter 2007	1st quarter 2006
2,751.5	**Total consolidated net revenues**	**714.2**	**728.1**
373.1	Personnel expenses	96.3	98.4
1,066.5	Purchases, services, other costs	298.8	290.0
1,439.5	**Operating costs**	**395.1**	**388.4**
1,311.9	**EBITDA**	**319.1**	**339.7**
716.3	Amortisations, depreciation and write-downs	181.4	177.1
595.7	**Operating profit**	**137.7**	**162.7**
1.4	Gain/(Losses) from disposal of equity investments	-	1.4
597.1	**EBIT**	**137.7**	**164.0**
(30.2)	Financial income/(losses)	(13.1)	(6.2)
2.3	Income/(expenses) from equity investments	0.3	(0.6)
569.1	**EBT**	**125.0**	**157.2**
(221.7)	Income taxes	(43.6)	(48.8)
347.5	**Net profit from continuing operations**	**81.4**	**108.5**
-	Net profit from discontinued operations	-	-
(0.3)	Minority interests in net profit	(0.2)	(0.2)
347.2	**Mediaset Group net profit**	**81.2**	**108.2**

The table below shows the percentage on consolidated net revenues of some key Income Statement components.

2006 full year		1st quarter 2007	1st quarter 2006
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
52.3%	Operating costs	55.3%	53.3%
47.7%	EBITDA	44.7%	46.7%
26.0%	Amortisation, depreciation and write-downs	25.4%	24.3%
21.7%	**Operating profit**	**19.3%**	**22.3%**
21.7%	**EBIT**	**19.3%**	**22.5%**
20.7%	**EBT**	**17.5%**	**21.6%**
12.6%	**Mediaset Group net profit**	**11.4%**	**14.9%**
39.0%	Tax rate (EBT %)	34.9%	31.0%

Here follows a description of the contribution to EBIT of Italian operations in the ***areas of operation*** that have been identified, in accordance to IAS 14, considering their importance and the organization and business structure of the Group. The areas of operation identified are:

- ***Free To Air commercial television***, the Group's traditional core business, includes the operations related to advertising sales and programme scheduling for the three nationwide networks currently broadcasted analogically and the operations linked to non-encrypted own channel *Boing* broadcasted by means of digital terrestrial technologies;
- ***Pay per View*** television operations, relating to the supply of pay television events and programmes identified with the Mediaset Premium brand;
- ***Network Operator.*** these operations are related to the management of an analogue broadcasting network for the transportation and broadcasting of free-to-air own

channels and digital terrestrial broadcasting platforms (multiplex), including the network which was implemented during 2006 open to the main mobile telephone companies, to support the offer of a digital terrestrial television reserved to mobile phones by means of DVB-H technology;

- ***Other ancillary areas of operation*** (internet, teletext, brand extension, merchandising and licensing, teleshopping, sale of services and content providing to mobile telephone companies, non television advertising concessions and advertising sub-concessions for foreign televisions).

(amounts in EUR millions)

Revenues and operating profits	Free to air tv		Ntw Operator		Pay per View		Other		ITALY	
Italy - business segments breakdown	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**	**2007**	**2006**
Revenues towards third parties	630.4	676.5	14.0	4.7	45.3	22.8	24.6	24.1	714.2	728.1
Total Revenues %	*88.3%*	*92.9%*	*2.0%*	*0.6%*	*6.3%*	*3.1%*	*3.4%*	*3.3%*	*100.0%*	*100.0%*
Inter-segment revenues			28.4	31.2						
Operating costs towards third parties	316.3	318.2	28.7	34.7	25.4	11.2	24.6	24.3	395.1	388.4
Inter-segment operating costs	15.4	17.0			11.6	12.9	1.4	1.3		
EBITDA	**298.7**	**341.3**	**13.7**	**1.2**	**8.3**	**(1.3)**	**(1.4)**	**(1.5)**	**319.1**	**339.7**
Amortisation, depreciation and write-downs	157.4	159.7	14.3	7.9	8.2	7.3	1.5	2.3	181.4	177.1
Operating Profit	**141.3**	**181.7**	**(0.6)**	**(6.7)**	**0.1**	**(8.6)**	**(3.0)**	**(3.8)**	**137.7**	**162.7**
Revenues %	***22.4%***	***26.9%***	***-1.4%***	***-18.7%***	***0.2%***	***-37.7%***	***-12.2%***	***-15.8%***	***19.3%***	***22.3%***

It should be noted that *infra-sector revenues and charges* highlight the net contribution resulting from the sale of services provided or received between the various business units.
In particular:
- *infra-sector revenues* of the Network Operator business unit refer to the valuation of the use of the analogue broadcasting network by non encrypted TV channels (free to air television) and of the broadcasting capacity of digital multiplexes utilised to broadcast the events offered by Mediaset Premium and by the non-encrypted channels (Mediashopping) broadcast by means of the digital terrestrial technology;
- *infra-sector costs* of the "Free to Air Television" Business Unit relate to the use of the broadcasting network and are shown net of the valuation for the use of publishing contents, services and technical infrastructures by the other Business Units.

A summary of the situation of ***consolidated net revenues*** by type of operation is shown in the table below:

(amounts in EUR millions)

2006 full year	Italy consolidated revenues - business segments breakdown	1st quarter 2007	1st quarter 2006	Changes
2,850.0	Mediaset Networks gross advertising revenues	720.4	776.8	(56.4)
4.5	Digital Networks gross revenues	0.9	1.8	(0.9)
71.4	Other television revenues	16.3	13.6	2.7
(425.4)	Agency discounts	(107.2)	(115.7)	8.5
2,500.5	**TOTAL REVENUES Free to air TV**	**630.4**	**676.5**	**(46.1)**
37.8	**Network Operator**	**14.0**	**4.7**	**9.3**
107.8	**Pay per View**	**45.3**	**22.8**	**22.5**
105.4	**Net revenues from non television operations**	**24.6**	**24.1**	**0.5**
2,751.5	**TOTAL ITALY NET CONSOLIDATED REVENUES**	**714.2**	**728.1**	**(13.9)**

More specifically, with respect to ***free to air*** television operations in the quarter, gross ***advertising revenues*** from **Mediaset networks** totalled a decrease equal to -7.3% on the same period of 2006.

Higher *non advertising television revenues* mainly relate to income paid by mobile telephone companies for the sale of the use of Mediaset networks programme schedules for mobile digital television by means of *DVB-H* technology.

Also the increase in revenues generated from ***Network operator*** operations is mainly attributable to income paid starting from the end of the first half of 2006 by mobile telephone companies for the use of network broadcasting capacity dedicated to digital television on mobile phones by means of *DVB-H* technology.

As far as ***Pay per View*** television operations are concerned, in the first quarter of 2007 Mediaset Premium's commercial offer generated revenues of EUR 33.5 million from the sale of prepaid and scratch cards, a sharp increase compared to EUR 21.5 million in the first quarter of 2006. In the quarter, around 290,000 new prepaid cards and around 1.5 million scratch cards were sold. It should be noted that the amounts generated by the sale of prepaid and scratch cards by card re-sellers (and similar its industrial and distribution costs), were booked according to the period of residual validity of the prepaid and scratch cards sold. In the same period, revenues from this area of operations also include, for the amount pertaining to the quarter, EUR 10.5 million income obtained from the sale to mobile telephone companies of the use of the encrypted television rights for mobile phones by means of DVBH technology related to Serie A and Champions League football matches for the 2006/2007 season and from the sub-licence to Telecom Italia Media of the broadcasting rights of the home matches of the 2006-2007 Italian Football Championship for the Mediaset clubs against the clubs included in the La7Cartapiù bouquet.

Overall ***net revenues from non television operations*** remain basically in line with those achieved in the first quarter of 2006, due to higher income generated by brand extension operations (licensing, merchandising and publishing operations) which offset the lack of the revenues generated in 2006 by the activity as advisor for the Football national team, whose four-year contract with FIGC came to a conclusion at the end of 2006.

	1st quarter 2007	1st quarter 2006	Changes	% Changes
Operating costs	**576.5**	565.5	11.0	1.9%
Personnel expenses	**96.3**	98.4	-2.1	-2.1%
Purchases, services, other costs	**298.8**	290.0	8.8	3.0%
Amortisation, depreciation and write-downs	**181.4**	177.1	4.3	2.4%

The ***operating costs*** of domestic operations showed an increase of EUR 11.0 million over the same period of the previous year, mainly due to Mediaset Premium's higher scheduling costs.

The main items in operating costs are personnel expenses and purchases, services and other costs, which are detailed below.

The reduction in ***personnel expenses***, equal to EUR 2.1 million compared to the first quarter of 2006, is mainly due to the decrease in average workforce (as shown in the tables below), resulting from the lower use of temporary staff for television productions. In the same period, there are also recorded lower costs for employees' stock option plans for EUR 1.1 million.

31/12/2006	Number of employees (including temporary staff)	31/03/2007	31/03/2006
327	Managers	326	327
356	Journalists	357	370
747	Middle managers	744	720
3,230	Office workers	3,200	3,280
4,660	**Total**	**4,627**	**4,697**

2006 full year	Average workforce (including temporary staff)	1st quarter 2007	1st quarter 2006
324	Managers	326	324
320	Journalists	354	367
729	Middle managers	753	718
3,143	Office workers	3,194	3,272
4,516	**Total**	**4,627**	**4,681**

Totally, ***purchases, services and other costs*** showed an increase of EUR 8.8 million in the first quarter of 2007 over the same period of the previous year. This variation is attributable to the higher Mediaset Premium scheduling costs, mainly relating to Champions League and to a higher number of football events broadcasted which, starting from the 2006/2007 season, was extended to Serie A away matches, acquired by means of an agreement stipulated with Telecom Italia Media, and to Serie B matches. In the same period of last year this item included *non-recurring costs* for EUR 7.9 million for ancillary charges paid within the framework of the corporate reorganisation linked to the transfer within the group of network operator activities from RTI S.p.A. to Elettronica Industriale S.p.A.

Higher ***amortisation and depreciation*** relate to investments in digital equipment and frequencies, and particularly capital expenditure in the second quarter of last year for the creation of the digital network for mobile telephones.

Analysis of results by geographical segment: Spain

Here follows the income statement referring to Spanish operations which correspond to the consolidated figures of the Telecinco Group.

(amounts in EUR millions)

Spain: Income statement

2006 full year		1st quarter 2007	2006
997.6	**Total consolidated net revenues**	**251.1**	**227.8**
79.5	Personnel expenses	19.7	17.9
309.1	Purchases, services, other costs	70.8	66.2
388.6	**Operating costs**	**90.5**	**84.1**
609.0	**EBITDA**	**160.6**	**143.7**
169.4	Amortisations, depreciation and write-downs	42.6	42.1
439.6	**Operating profit**	**118.0**	**101.6**
-	Gain/(Losses) from disposal of equity investments	-	-
439.6	**EBIT**	**118.0**	**101.6**
10.0	Financial income/(losses)	4.2	2.6
1.0	Income/(expenses) from equity investments	0.5	0.2
450.6	**EBT**	**122.6**	**104.4**
(136.2)	Income taxes	(36.5)	(31.0)
314.4	**Net profit from continuing operations**	**86.1**	**73.4**
-	Net profit from discontinued operations	-	-
(0.1)	Minority interests in net profit	-	-
314.3	**Mediaset Group net profit**	**86.1**	**73.3**

The table below details the percentage impact on consolidated net revenues of some key Income Statement items referring to Spanish operations.

2006 full year		1st quarter 2007	2006
100.0%	**Total consolidated net revenues**	**100.0%**	**100.0%**
39.0%	Operating costs	36.0%	36.9%
61.0%	EBITDA	64.0%	63.1%
17.0%	Amortisation, depreciation and write-downs	17.0%	18.5%
44.1%	**EBIT**	**47.0%**	**44.6%**
45.2%	**EBT**	**48.8%**	**45.8%**
31.5%	**Mediaset Group net profit**	**34.3%**	**32.2%**
30.2%	Tax rate (EBT %)	29.8%	29.7%

In the first quarter of 2007, the consolidated net revenues generated by the Telecinco Group increased by EUR 23.3 million over the same period of the previous year.

The table below details the revenues of the Telecinco Group, highlighting its most significant items:

(amounts in EUR millions)

2006 full year		1st quarter 2007	2006	Changes	
965.4	**Gross advertising revenues**	**244.4**	**225.4**	**19.0**	**8.4%**
952.2	Telecinco	240.4	223.6	16.8	7.5%
13.2	Other	4.0	1.8	2.2	121.3%
(42.6)	Agency discounts	(10.8)	(9.6)	(1.2)	12.9%
922.8	**Net advertising revenues**	**233.6**	**215.8**	**17.8**	**8.2%**
74.7	Other revenues	17.6	12.1	5.5	45.8%
997.6	**Total net consolidated revenues**	**251.1**	**227.9**	**23.3**	**10.2%**

The increase in revenues is mainly due to the performance of ***advertising revenues from television rights*** referring to Telecinco, which reached EUR 240.4 million, thus showing a 7.5% increase. ***Other gross advertising revenues*** include advertising revenues generated by other television operations (theme channels and DTT), plus the Internet and Teletext.

The increase in ***other revenues*** is mainly attributable to the distribution of some significant Spanish co-productions.

	1st quarter 2007	1st quarter 2006	Changes	% Changes
Operating costs	**133.1**	126.2	6.9	5.5%
Personnel expenses	**19.7**	17.9	1.8	9.9%
Purchases, services, other costs	**70.8**	66.2	4.6	7.0%
Amortisation, depreciation and write-downs	**42.6**	42.1	0.5	1.2%

The **operating costs** of the Telecinco Group showed an increase of EUR 6.9 million over the same period of 2006, a variation which is mainly attributable to variable cost components compared to sales and to the increase in personnel expenses.

Personnel expenses of the companies belonging to the Telecinco Group showed a EUR 1.8 million increase over the same period of the previous year.

The tables below show the evolution of personnel in the Telecinco Group in the relevant periods.

31/12/2006	Number of employees (including temporary staff)	31/03/2007	31/03/2006
94	Managers	99	65
111	Journalists	129	109
81	Middle managers	87	111
861	Office workers	857	841
32	Industry workers	31	33
1,179	**Total**	**1,203**	**1,159**

2006 full year	Average workforce (including temporary staff)	1st quarter 2007	1st quarter 2006
89	Managers	97	65
111	Journalists	114	109
92	Middle managers	84	114
859	Office workers	852	845
32	Industry workers	32	33
1,184	**Total**	**1,179**	**1,166**

EBITDA recorded an increase of 16.9 million in the first quarter of 2007 over the same period of the previous year, the percentage impact on consolidated net revenues went from 63.1% in the first quarter of 2006 up to 64.0% in the same period of 2007.

In the first quarter of 2007, **EBIT** for the Spanish segment increased by EUR 16.4 million; operating profitability went up to 47.0% compared to 44.6% in the previous year.

Below follows the analysis of the other items of the income statement with reference to the whole Mediaset Group.

	1st quarter 2007	1st quarter 2006	Changes	% Changes
EBIT	**255.7**	265.6	-9.9	-3.7%

The decreased **EBIT** in the first quarter of 2007 as well as the other trends previously commented with reference to geographical segments are affected in comparison with the previous year by the capital gain of EUR 1.3 million recorded in the first quarter of 2006 as a result of the disposal of a 0.03% stake in Telecinco. Operating profitability amounted to 26.5% compared to 27.8% in the first quarter of 2006.

	1st quarter 2007	1st quarter 2006	Changes	% Changes
Financial (income)/losses	**-8.9**	-3.7	-5.2	n.s.

The higher negative net balance of financial income is mainly attributable to the increase in the consolidated debt position in the relevant quarter compared to the same period of the previous year.

	1st quarter 2007	1st quarter 2006	Changes	% Changes
EBT	**247.6**	261.5	-13.9	-5.3%
Tax Rate (%)	*32.4%*	*30.5%*		
Net profit	**124.5**	145.1	-20.6	-14.2%

The profit for the period is net of estimated income taxes according to the recognition defined by IAS 34, using the tax rate that is expected to be applied at the end of the current year. The Tax Rate, in the first quarter of 2006 was positively affected by the recognition of deferred tax assets generated by the redefinition of the tax reference value for the intangible assets included in the framework of infra-group structure and activities reorganisation operation carried out in the period.

Balance sheet and financial position

Here follows the summary balance sheet for the Group and for the geographical segments, reclassified in order to highlight the two macro aggregations which are ***Net invested capital*** and ***Net financial position***, the latter comprising *Gross financial debt* reduced by *Cash and other cash equivalents* and by *Other financial assets*. The detail of the items which determine the *Net financial position* are shown in the notes below .

These tables are therefore different from the ones included in the Annual report, prepared according to the breakdown of the current and non current element of assets and liabilities.

In these reclassified and summary tables, assets recognised in the Balance Sheet as *non current assets held for sale* are included in their original categories (that is, *television rights, other fixed assets, equity investments* and *other financial assets*).

The item *Equity investments and other financial assets* includes assets recognised in the Balance sheet under items *Equity investments in associated and joint companies* and *Other financial assets* (limited for the latter item to *equity investments* and to *non current receivables*, with the exclusion of *financial receivables* and *financial assets available for sale* which are included in the *Net financial position*).

The item *net working capital* and *other assets and liabilities* includes *current assets* (with the exclusion of *cash and cash equivalents* and of *current financial assets* which are included in the *Net financial position*), *assets and liabilities for advance paid and deferred taxes, provisions for risks and charges, payables to suppliers* and *payables to taxation authorities.*

The analytical detail of the main items in Net financial position is described in the relevant note below.

(amounts in EUR millions)

Balance Sheet Summary	**31/03/2007**	**31/12/2006**
Television rights	2,373.4	2,388.2
Goodwill and differences arising from consolidation	368.7	368.7
Other tangible and intangible non current assets	1,063.4	1,085.2
Equity investments and other financial assets	94.0	95.4
Net working capital and other assets/(liabilities)	(312.5)	(305.6)
Post-employment benefit plans	(133.3)	(130.3)
Net invested capital	**3,453.8**	**3,501.7**
Group shareholders' equity	2,754.2	2,634.1
Minority interests	342.0	299.2
Total Shareholders' equity	**3,096.2**	**2,933.3**
Net financial position	**(357.6)**	**(568.3)**

Below are separate balance sheet results for the two geographical segments, Italy and Spain, in the concerned periods.

It should be noted that the balance sheet situation regarding *Italian operations* includes – under the ***Equity investments and other financial assets*** item – the book value of the stake held in Gestevision Telecinco, which is eliminated at the end of the consolidation process. As a consequence ***Group shareholders' equity*** includes the dividends received by Telecinco, which are not shown in the income statement by geographical segment for reasons of clarity.

12g3-2(b)

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown)	**Italy**		**Spain**	
	31/03/2007	**31/12/2006**	**31/03/2007**	**31/12/2006**
Television rights	2,191.2	2,220.5	182.2	167.8
Goodwill and differences arising from consolidation	15.2	15.2	-	-
Other tangible and intangible non current assets	981.3	992.4	82.1	92.7
Equity investments and other financial assets	655.8	657.7	15.3	16.2
Net working capital and other assets/(liabilities)	(220.0)	(233.1)	(92.5)	(73.9)
Post-employment benefit plans	(133.3)	(130.3)	-	-
Net invested capital	**3,490.3**	**3,522.5**	**187.1**	**202.8**
Group shareholders' equity	2,632.9	2,556.3	684.4	598.4
Minority interests	1.9	1.7	0.6	0.5
Total Shareholders' equity	**2,634.8**	**2,558.1**	**685.0**	**598.9**
Net financial position	**(855.5)**	**(964.5)**	**497.9**	**396.1**

The table below shows a summary of the balance sheet situation of the Group at March 31st, 2007 highlighting the effects deriving from the line-by-line consolidation of investments in the Telecinco Group.

(amounts in EUR millions)

Balance Sheet Summary (geographical breakdown) as at 31st December 2006	**Italy**	**Spain**	**Eliminations/ Adjustments**	**Mediaset Group**
Television rights	2,191.2	182.2	0.0	2,373.4
Goodwill and differences arising from consolidation	15.2	-	353.5	368.7
Other tangible and intangible non current assets	981.3	82.1	0.0	1,063.4
Equity investments and other financial assets	656.0	15.3	(577.2)	94.1
Net working capital and other assets/(liabilities)	(220.3)	(92.5)	-	(312.8)
Post-employment benefit plans	(133.3)	-	-	(133.3)
Net invested capital	**3,490.1**	**187.1**	**(223.6)**	**3,453.6**
Group shareholders' equity	2,632.9	684.4	(563.1)	2,754.2
Minority interests	1.7	0.6	339.5	341.8
Totale Shareholders' equity	**2,634.6**	**685.0**	**(223.6)**	**3,096.0**
Net financial position	**(855.5)**	**497.9**	**-**	**(357.6)**

The summary of the cash flow statement by geographical segment, in order to assess the contribution of financial movements in the two periods, is shown below. Also this table is reclassified with respect to the statement envisaged by IAS 7 used for the preparation of the mandatory cash flow statement scheme, highlighting changes in *Net financial position* which represents the most significant indicator of the Group's ability to meet financial obligations.

(amounts in EUR millions)

	Mediaset Group		**Italy**		**Spain**	
	31/03/2007	**31/03/2006**	**31/03/2007**	**31/03/2006**	**31/03/2007**	**31/03/2006**
Net financial position at the beginning of the year	**(568.3)**	**(358.0)**	**(964.4)**	**(713.8)**	**396.1**	**355.8**
Free Cash Flow	**211.0**	**167.0**	**110.7**	**76.6**	**100.3**	**90.4**
- Cash Flow from operating activities (*)	402.8	407.8	271.0	290.7	131.8	117.1
- Investments in fixed assets	(184.9)	(737.3)	(137.3)	(689.3)	(47.6)	(48.0)
- Disposals of fixed assets	1.5	14.4	0.3	14.2	1.2	0.2
- Net cash outflow arising from business combinations (**)	-	-			-	-
- Changes in net working capital and other current assets/liabilities	(8.4)	482.1	(23.3)	461.0	14.9	21.1
(Re-purchases)/Sales of treasury shares	**(2.4)**	**27.6**	**(2.4)**	**23.3**	**-**	**4.3**
Cash changes generated by equity investments	**2.2**	**48.3**	**0.7**	**48.4**	**1.5**	**(0.1)**
Dividends received		**0.2**				**0.2**
Dividends paid	**-**	**-**				**-**
Financial Surplus/Deficit	**210.7**	**243.1**	**108.9**	**148.3**	**101.8**	**94.8**
Net financial position at the end of the period	**(357.6)**	**(114.9)**	**(855.5)**	**(565.5)**	**497.9**	**450.6**

(*): Net profit +/- minority interests + amortisations +/- net provisions +/- valuation of investments recorded using the net equity method + changes in valuation reserves - gains/losses on equity investments

The Group's **free cash flow** amounted to **EUR 211.0 million,** increasing compared to EUR 167.0 million in the same period of 2006. A significant contribution to this result is given by the positive trend of free cash flow both in Italy and Spain.

Equity investments included in the cash flow statement are briefly detailed in the table below:

	Mediaset Group		Italy		Spain	
	31/03/2007	31/03/2006	31/03/2007	31/03/2006	31/03/2007	31/03/2006
Investments in TV rights	(177.3)	(636.5)	(121.5)	(578.8)	(55.8)	(57.7)
Changes in advances on TV rights	8.7	3.0	(0.6)	(7.6)	9.3	10.6
TV rights: investments and advances	**(168.6)**	**(633.5)**	**(122.1)**	**(586.4)**	**(46.5)**	**(47.1)**
Investments in other fixed assets	(16.3)	(103.8)	(15.2)	(102.9)	(1.1)	(0.9)
Total investments in fixed assets	**(184.9)**	**(737.3)**	**(137.3)**	**(689.3)**	**(47.6)**	**(48.0)**

It should be noted that in the first quarter of 2006 approximately EUR 400 million had been invested for the purchase of the encrypted rights of the main Serie A football clubs for the 2007/2008 and 2008/2009 seasons, and EUR 73 million (included in item *Other tangible/intangible fixed assets*) related to the options for the encrypted rights to the main Serie A football clubs for the 2009/2010 season.

In the first quarter of 2006, the management of **equity investments had generated** a net income of EUR 48.3, mainly attributable to the disposal of the equity investment held in Hopa.

Foreseeable developments

At the end of the first four months of 2007, Mediaset networks in Italy confirmed their leadership with respect to the commercial target group (15-64) in all time brackets. Canale 5 strengthened its absolute primacy, while Italia 1 confirmed its third place.

In the first two months of the year, the trend in advertising sales on Mediaset networks was affected by the lasting weakness of the advertising market. Based on data published by Nielsen, advertising investments in Italy significantly decreased in the first two months of 2007 both in overall terms (-5.3%) and with respect to television (-5.9%). The first signs of recovery were recorded starting from March, and became stronger in April, a month in which advertising sales on Mediaset networks grew by 4% over the same period of the previous year. Thanks to this result, advertising sales on Mediaset networks which, at the end of the first quarter, had gone down by –7.3%, recorded a 4.6% decrease at the end of the first four months compared to the same period of the previous year.

Mediaset Premium continues to perform very well: from the beginning of the year more than 300,000 new prepaid cards were sold, and about 2.2 million scratch cards.

In Spain, Telecinco further strengthened its primacy in April in terms of audience shares, both with all individuals, with a full day average of 21.1%, and with respect to the commercial target, increasing the gap in all the main time brackets with its historic competitors Antena 3 and TVE1.

In the current year, with the objective of strongly limiting television costs in Italy and with higher revenues assured for the whole year by the operations connected to DVBH (which in 2006 only contributed starting from the second half of the year), the achievement of a growing consolidated EBIT compared to 2006 is confirmed. The amount of the growth will depend of the development of television advertising sales in Italy and in Spain.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(amounts in EUR millions)

	Notes	31/3/2007	31/12/2006
ASSETS			
Non current assets			
Property, plant and equipment		452.5	457.2
Television rights		2,373.4	2,388.2
Goodwill		368.7	368.7
Other intangible assets		610.9	628.0
Investments in associates		26.7	27.5
Other financial assets		66.6	66.4
Deferred tax assets		318.0	324.6
TOTAL NON CURRENT ASSETS		**4,216.8**	**4,260.5**
Current assets			
Inventories		36.7	39.9
Trade receivables		1,108.7	1,142.3
Other receivables and current assets		381.8	392.8
Current financial assets		142.3	44.6
Cash and cash equivalents		597.1	447.4
TOTAL CURRENT ASSETS		**2,266.6**	**2,067.0**
Non current assets held for sale		**0.7**	**1.5**
TOTAL ASSETS		**6,484.1**	**6,329.0**

CONSOLIDATED BALANCE SHEET

(amounts in EUR millions)

	Notes	31/3/2007	31/12/2006
SHAREHOLDERS' EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital		614.2	614.2
Share premium reserve		275.2	275.2
Treasury shares	1	(416.2)	(413.9)
Other reserves		542.8	542.8
Valuation reserve	2	1.8	3.2
Retained earnings		1,611.9	1,107.0
Net profit for the period		124.5	505.5
Group Shareholders' Equity		**2,754.2**	**2,634.1**
Minority interests in net profit		43.0	156.3
Minority interests in share capital, reserves and retained earnings		299.0	143.0
Minority interests		**342.0**	**299.2**
TOTAL SHAREHOLDERS' EQUITY		**3,096.2**	**2,933.3**
Non current liabilities			
Post-employment benefit plans		133.3	130.3
Deferred tax liabilities		172.5	177.3
Financial liabilities and payables		417.2	441.5
Provisions for non current risks and charges		131.8	127.1
TOTAL NON CURRENT LIABILITIES		**854.8**	**876.2**
Current liabilities			
Financial payables		670.2	612.7
Trade and other payables		1,411.6	1,520.3
Provisions for current risks and charges		48.9	71.5
Current tax liabilities		122.0	80.7
Other financial liabilities		16.1	13.0
Other current liabilities		264.3	221.4
TOTAL CURRENT LIABILITIES		**2,533.1**	**2,519.5**
Liabilities related to non current assets held for sale		**0.0**	**-**
TOTAL LIABILITIES		**3,387.9**	**3,395.7**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**6,484.1**	**6,329.0**

CONSOLIDATED INCOME STATEMENT

(amounts in EUR millions)

	Notes	31/3/2007	31/3/2006
Sales of goods and services		957.9	948.4
Other revenues and income		7.0	6.8
TOTAL NET CONSOLIDATED REVENUES		**964.9**	**955.2**
Personnel expenses		116.0	116.3
Purchases, services, other costs		369.2	355.5
Amortisation, depreciation and write-downs		224.0	219.1
Impairment losses and reversal of impairment on fixed assets		0.0	0.0
TOTAL COSTS		**709.2**	**690.9**
Gains/(Losses) from disposal of equity investments		0.0	1.3
EBIT		**255.7**	**265.6**
Financial losses		(25.9)	(21.1)
Financial income		17.0	17.4
Income/(expenses) from equity investments		0.8	(0.4)
EBT		**247.6**	**261.5**
Income taxes		80.1	79.8
NET PROFIT FROM CONTINUING OPERATIONS		**167.5**	**181.7**
Net Gains/(Losses) from discontinued operations		0.0	0.0
NET PROFIT FOR THE PERIOD		**167.5**	**181.7**
Attributable to:			
- Equity shareholders of the parent company		124.5	145.1
- Minority Interests		43.0	36.6
Earnings per share	4		
- Basic		0.11	0.13
- Diluted		0.11	0.13

CONSOLIDATED CASH FLOW STATEMENT

(amounts in EUR millions)

	1st quarter 2007	1st quarter 2006
CASH FLOW FROM OPERATING ACTIVITIES:		
Operating profit before taxation, financial income/charges and gain/losses from disposal of equity investments	256.5	263.8
+ Depreciation and amortisation	224.0	219.2
+ Other provisions and non-monetary movements	5.9	-
+ Change in trade receivables	33.7	19.6
+ Change in trade payables	74.3	93.7
+ Change in other assets and liabilities	(23.5)	37.8
- Interests (paid)/received	(2.0)	(0.3)
- Income tax paid	-	(0.2)
Net cash flow from operating activities [A]	**568.9**	**633.6**
CASH FLOW FROM INVESTING ACTIVITIES:		
Proceeds from the sale of fixed assets	7.6	8.6
Proceeds from the sale of equity investments	0.7	48.4
Interests and other financial income (paid)/received	(0.2)	(0.1)
Purchases in television rights	(177.3)	(636.5)
Changes in advances for television rights	8.7	3.0
Purchases of other fixed assets	(16.3)	(103.8)
Equity investments	1.5	-
Changes in payables for investing activities	(183.0)	256.8
Proceeds/Payments for hedging derivatives	(0.1)	(0.5)
Changes in other financial assets	(86.0)	43.9
Loans to other companies (granted)/repaid	-	
Dividends received	-	0.2
Business Combinations	-	
Net cash flow from investing activities [B]	**(444.4)**	**(380.1)**
CASH FLOW FROM FINANCING ACTIVITIES:		
Share capital issues	-	-
Change in treasury shares	(2.4)	27.6
Net changes in financial liabilities	34.0	(246.9)
Dividends paid	-	
Changes in other financial assets/liabilities	(0.5)	(1.5)
Interests (paid)/received	(5.9)	(2.4)
Net cash flow from financing activities [C]	**25.2**	**(223.2)**
CHANGE IN CASH AND CASH EQUIVALENTS [D=A+B+C]	**149.7**	**30.3**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR [E]	**447.4**	**498.1**
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD [F=D+E]	**597.1**	**528.4**

TABLE OF CHANGES IN SHAREHOLDERS' NET EQUITY

(amounts in EUR millions)

	Share capital	Share premium reserve	Legal reserve and other reserves	Company's treasury shares	Valuation reserve	Retained earnings/ (accumulated losses)	Profit/ (loss) for the period	Total Group shareholders' equity	Total shareholders' equity attributable to minority interests	TOTAL SHARE-HOLDERS' EQUITY
Balance at 31st December 2005	**614.2**	**275.2**	**547.3**	**(450.7)**	**6.5**	**997.9**	**603.4**	**2,593.9**	**285.1**	**2,879.0**
Allocation of the parent company's 2005 net profit	-	-	-	-	-	603.4	(603.4)		-	-
Dividends paid by the parent company	-	-	-	-	-		-		-	
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-		-	
Reserve establishment for unrealised foreign exchange gains	-	-		-	-	-		-	-	-
Stock Option plan valuation	-	-	8.3	-	(7.1)		-	1.2	0.2	1.4
(Purchase)/sale of treasury shares	-	-	-	32.5	-	-	-	32.5	1.9	34.4
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	(4.5)		-	-	-	(4.5)	0.2	(4.3)
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	0.1	-	-	0.1		0.1
Financial asset valuation credited/(charged) to Equity	-	-	-	-	(2.5)	-	-	(2.5)		(2.5)
Other changes	-			-	-	0.2	-	0.2	0.2	0.4
Profit/(loss) for the period	-	-	-	-	-	-	145.1	145.1	36.6	181.7
Balance at 31st March 2006	**614.2**	**275.2**	**551.1**	**(418.2)**	**(3.0)**	**1,601.5**	**145.1**	**2,765.9**	**324.2**	**3,090.1**
Balance at 31st December 2006	**614.2**	**275.2**	**542.8**	**(413.9)**	**3.2**	**1,107.0**	**505.5**	**2,634.1**	**299.2**	**2,933.3**
Allocation of the parent company's 2006 net profit	-	-	-	-	-	505.5	(505.5)			
Dividends paid by the parent company	-	-	-	-	-					
Dividends paid by subsidiaries to minority shareholders	-	-	-	-	-	-	-			
Stock Option plan valuation	-	-			0.5			0.5	0.6	1.1
(Purchase)/sale of treasury shares	-	-		(2.3)				(2.3)	-	(2.3)
Gains/(losses) credited/(charged) to Equity										
Profits/(losses) from negotiation of treasury shares	-	-	-	-	-	-	-	-	-	-
Actuarial gains/(losses) from defined benefit plans	-	-	-	-	(1.9)	-	-	(1.9)	-	(1.9)
Financial asset valuation credited/(charged) to Equity	-	-	-	-	-	-	-	-	-	-
Other changes	-	-	-	-	-	(0.6)	-	(0.6)	(0.8)	(1.4)
Profit/(loss) for the period	-	-	-	-	-	-	124.5	124.5	43.0	167.5
Balance at 31st March 2007	**614.2**	**275.2**	**542.8**	**(416.2)**	**1.8**	**1,611.9**	**124.5**	**2,734.2**	**342.0**	**3,096.2**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THE FIRST QUARTER OF 2007

Drafting Criteria

The same IAS/IFRS accounting principles adopted for the drawing up of the Group's consolidated financial statements ended as of December 31, 2006 – which we invite You to refer to – were also implemented for the drawing up of the Group's consolidated quarterly report as of March 31, 2007, except for some valuations – particularly the impairment test, which is applied in order to assess possible loss of value of assets owned – that are generally carried out for the drawing up of the Group's consolidated annual report as based upon the availability of all the necessary information.

The structure and content of all the accounting tables included in this Quarterly Report are in line with those referring to the Group's Annual Report, while the corresponding Notes were drafted in compliance with the minimum requirements set out in the IAS 34 international accounting principle – "Interim Financial Reporting", as also approved by Consob through art. 82 of the Issuers Regulation concerning interim reports. The information included in this Report is therefore not comparable with the information provided in an annual report drawn up in compliance with the requirements set out in IAS 1.

Starting from January 1, 2007, the Italian Budget Law and the corresponding implementation decrees introduced relevant changes in the regulation of employee severance. Currently, the uncertain ground for the interpretation of the regulation, the possible different interpretations regarding the classification of employee severance under IAS 19 and the following changes in the actuarial calculation as well as the impossibility of assessing the impact of employee decisions regarded any change in the actuarial calculation made for the determination of Quarter I results as premature.

In this Quarterly Report income tax for the period is calculated based on the best estimate of year-end tax rate.

Consistently with some reclassifications made for the annual report ended December 31, 2006, the balance sheet and income statement tables relative to the first quarter of 2006 were also subject to reclassification. In particular, some cost items entered in the Group's consolidated income statement, classifiable as employee termination benefits in accordance with IAS 19, and previously entered under costs for services, were listed under Personnel Costs. In the 2007 quarterly income statement, the changes in payables to suppliers due to purchases were reclassified under financial inflows from investment activities. Similarly, also revenues and charges due to cash flow hedging operations for currency denominated payments of television rights were consistently classified under investment flow hedging.

Lastly, it should be noted that Mediaset Group consolidated quarterly result reflected the seasonality of revenues from advertising, which are traditionally concentrated in the first part of the fiscal year.

All the amounts of the items included in this quarterly consolidated report are expressed in EUR millions according to their relevance.

This Quarterly Report is not subject to auditing by the Independent Auditors.

Main corporate operations and equity investments in the quarter

During the quarter in question the following corporate transactions involving the consolidation area were carried out.

On January 19, 2007, RTI S.p.A. completed the transfer of the 50% stake held in Press TV S.p.A. to the Mondadori Group.

On January 24, 2007, the resolution was made for the winding up of Red de Television Digital Madrid S.A.U., a 50% owned company by the Telecinco Group.

On March 1, 2007 , Gestevision Telecinco S.A. acquired an additional 50% stake in Europortal Jumpy Espana S.A.U. This equity investment, which was previously valuated according to the equity method, is now consolidated on a line-by-line basis.

Notes to the main balance sheet and income statement items

1. Treasury Shares

	1st quarter 2007	
	Number of shares	**Book value**
Balance at 1/1/2007	44,481,500	413.9
Additions	300,000	2.5
Disposals	(16,000)	(0.1)
Balance at 31/03/2007	**44,765,500**	**416.2**

The Treasury shares included in the Group's portfolio comprise n. 1,835,500 shares allocated to the resolved upon stock option plans and n. 42,930,000 shares acquired based on the resolutions made on September 13, 2005 and November 8, 2005 for Treasury share buy-back.

During the first quarter of 2007, n. 300,000 shares were acquired and n. 16,000 shares were sold in order to meet stock option plan requirements. The effect of these transactions generated an overall loss of EUR 36 thousand allocated to a specific reserve of Shareholders' equity, net of the tax.

2. Valuation reserves

Valuation reserves	Balance at 1/1/2007	Increase/ Decrease	Through Profit and Loss Account	Opening balance adjustments of the hedged item	Fair Value adjustments	Deferred tax effect	Balance at 31/03/2007
Financial assets for cash flow hedging purpose	(0.8)	0.0	0.0	0.6	(0.7)	0.0	(0.8)
Financial assets avalibale for sale	-	-		-			-
Stock option plans	11.6	0.5	-	-	-		12.1
Actuarial Gains/(Losses) on defined benefit plans	(7.6)	(2.8)	-	-	-	0.9	(9.5)
Total	3.2	(2.3)	0.0	0.6	(0.7)	0.9	1.8

The **Valuation reserve for cash-flow hedging financial instruments** is provided for the valuation of financial derivatives qualified to hedge against exchange risk and the interest rate risk and to cover Stock Option Plans.

The changes which occurred in the first quarter of 2007 are mainly attributable to the financial instruments used to manage exchange risk. In particular, EUR 0.6 million refer to the value adjustment of the initial balance relative to television rights acquired in the same period of reference and EUR – 0.5 million to fair value changes.

The residual part refers to the fair value change in the financial instruments used to hedge Stock Option Plans.

The **Reserve for Stock Option Plans** comprises the counter-item of the cost accrued as of March 31, 2007 – established in compliance with IFRS 2 - concerning the three-year Stock Option Plans granted by Mediaset in the 2004 and 2005 fiscal years and by the subsidiary Gestevision Telecinco S.A. in the 2005 and 2006 fiscal years for the part relating to the Group. The change in the period of reference amounts to EUR 0.5 million and refers to the cost accrued as of March 31, 2007 relating to the Group.

The **Valuation reserve from actuarial profit and loss** comprises the actuarial items relative to the allocation of termination benefit plans, directly entered under the net equity.

3. Net Financial Position

Here below is a detailed table reflecting the Group's consolidated net financial position for Quarter I. This item is an aggregate composed of financial liabilities reduced by *cash and cash equivalents* and *other financial assets.*

	31/03/2007	31/12/2006
Cash and cash equivalents	597.0	447.4
Securities and current financial assets	141.6	43.8
Other financial assets		
Total financial assets	**738.6**	**491.3**
Due to banks - non current liabilities	(410.5)	(436.4)
Due to banks - current liabilities	(670.2)	(612.7)
Due to other financial institutions - non current liabilities	(3.4)	(3.8)
Due to other financial institutions - current liabilities	(12.1)	(6.7)
Total financial liabilities	**(1,096.2)**	**(1,059.6)**
Net financial position	**(357.6)**	**(568.3)**

The **Securities and current financial assets** item comprises debt securities issued by BNP Paribas Arbitrage Issuance BV and granted by BNP Paribas SA (AA rating) and owned both by the Parent Company Mediaset S.p.A. and its subsidiary Mediaset Investment S.a.r.l. for a total amount of EUR 100.0 million; capitalisation policies for EUR 5.0 million and mutual investment funds equal to EUR 34,9 million, of which EUR 29.8 million refer to the Telecinco Group.

This item also comprises the fair value of the financial instruments used to hedge against the interest rate risk, amounting to EUR 0.9 million, and current financial assets equal to EUR 0.8 million.

The change in the **Due to banks - non current liabilities** item amounts to EUR 25.0 million and is attributed to a lower utilisation of the credit lines attached to the contract stipulated during 2006 with BNP Paribas. A specific indication regarding the before mentioned contract was given in the Annual Report ended as of December 31, 2006. This contract provides for the verification of the following financial covenants:

1. net financial position /EBITDA no higher than 1.5 to be checked on a half-year basis based on Mediaset consolidated data;
2. EBITDA/net financial losses no lower than 10 to be checked on a half-year basis based on Mediaset consolidated data.

The **Due to banks - non current liabilities** item comprises EUR 310.0 million relative to a loan granted by Mediobanca S.p.A. subject to the financial covenants described here below and calculated on a consolidated basis:

1. consolidated net financial position /EBITDA no higher than 1.5 (to be checked on a half-year basis);
2. consolidated EBITDA/net financial losses no lower than 10 (to be checked on a half-year basis).

12g3-2(b)

This item also includes a loan underwritten with San Paolo IMI for a notional amount of EUR 100.0 million, which is also subject to the financial covenants described here below and calculated on a consolidated basis:

1. net financial position /EBITDA no higher than 4 (to be checked on a half-year basis);
2. net financial position /Equity no higher than 2 (to be checked on a half-year basis);

It should also be noted that during the first quarter a new credit line was underwritten with Intesa San Paolo for a total amount of EUR 200.0 million. As of March 31, 2007, this credit line had not yet been used. This contract is subject to a financial covenant that verifies every six months on the basis of Mediaset consolidated data, that the net financial position/EBITDA ratio is lower or equal to 4.

With respect to the two loans and the credit lines, if the financial covenants are not met, Mediaset S.p.A. should reimburse the used amounts.

These parameters have been met to date..

The **Due to banks - current liabilities** item includes both loans for a comprehensive amount equal to EUR 200.0 million and credit lines underwritten with leading credit institutes. The loans refer to short-term revocation advances with a one year maturity, conventionally established, subject to renewal. The change in this item against December 31, 2006, is attributable to a higher utilisation of this type of financing during the quarter of reference.

The **Due to other financial institution – non current liabilities** item refers to payables to leasing companies for a total amount of EUR 1.6 million and financial liabilities relative to the Telecinco Group for an amount equal to EUR 1.8 million.

The **Due to other financial institution – current liabilities** item mainly includes payables to factoring companies for a total amount of EUR 0.6 million; current payables to leasing companies for EUR 0.6 million; financial liabilities towards affiliated companies for a comprehensive amount of EUR 7.1 million relative to current account relations managed by the Parent Company Mediaset S.p.A. on behalf of said companies; EUR 0.3 million relative to derivatives on securities and EUR 1.0 million relative to financial liabilities regarding the Telecinco Group.

4. Earnings per share (EPS)

The calculation of the basic and diluted earnings per share (Basic EPS and Diluted EPS) is based on the following data:

	31 March 2007	31 March 2006
Net profit for the period (millions of euro)	**124.5**	**145.1**
Weighted average number of ordinary shares (without own shares)	1,136,667,698	1,136,775,801
Basic EPS	**0.11**	**0.13**
Weighted average number of ordinary shares for the diluted EPS computation	1,136,679,378	1,136,865,417
Diluted EPS	**0.11**	**0.13**

5. Segment report

Here below is the information requested in compliance with IAS 14 in the matter of primary and secondary segment identified based on the Group's current internal organisation structure and management reporting. It should be noted that the primary segment coincide with the geographical areas identified based on the localisation of the activities. The secondary segments relative to the areas of operation only pertain to Italy, since Spain, coinciding with the Telecinco Group, does not have any other relevant segment of operation other than the TV business.

Primary segments (geographical areas)

The tables below include the main financial highlights attributable to the two geographical areas, Italy and Spain, as of March 31, 2007.

Inter-segment assets data refer to the elimination of the Gestevision Telecinco shareholding, whose book value was entered under the assets of the geographical area of Italy, and the corresponding consolidation difference was duly entered.

The non monetary costs refer to the provision for risks and charges (net of utilisation), post-employment benefit plan and stock option plan costs.

(EUR millions)

31 March 2006	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	727.4	227.8	-	955.2
Inter-segment revenue	0.7	-	(0.7)	
Consolidated net revenues	**728.1**	**227.8**	**(0.7)**	**955.2**
%	76%	24%		100%
Operating profit	**162.7**	**101.6**	-	**264.3**
%	62%	38%		100%
EBIT	**164.0**	**101.6**	-	**265.6**
Financial income/(losses)	(6.2)	2.6	-	(3.7)
Income/(expenses) from equity investments valued with t	(0.6)	0.2	-	(0.4)
Income/(expenses) from other equity investments			-	
EBT	**157.2**	**104.4**	-	**261.5**
Income taxes	(48.8)	(31.0)	-	(79.8)
Profit/(losses) pertaining to minority interests	(0.2)	-	(36.4)	(36.6)
Group Net Profit	**108.2**	**73.3**	**(36.4)**	**145.1**
OTHER INFORMATION				
Assets	5,450.8	965.9	(225.5)	6,191.2
Liabilities	2,786.2	316.8	(1.9)	3,101.1
Investments in tangible and intangible non current assets (*)	689.3	48.0		737.3
Amortization	177.1	42.1		219.1
Impairment losses	-	-		
Other non monetary expenses	6.0	1.2		7.2

(*) Including the change in the "Advances for the purchase of rights" item .

12g3-2(b)

(EUR millions)

31 March 2007	ITALY	SPAIN	Eliminations/ Adjustments	MEDIASET GROUP
MAIN INCOME STATEMENT FIGURES				
Revenues from external customers	712.7	251.1		963.8
Inter-segment revenue	1.5	-	(1.5)	-
Consolidated net revenues	**714.2**	**251.1**	**(1.5)**	**964.9**
%	74%	26%		100%
Operating profit	**137.7**	**118.0**	**(0.1)**	**255.6**
%	54%	46%		100%
EBIT	**137.7**	**118.0**	**(0.1)**	**255.6**
Financial income/(losses)	(13.1)	4.2	-	(8.9)
Income/(expenses) from equity investments valued with t	0.3	0.5		0.8
Income/(expenses) from other equity investments	-	-		-
EBT	**125.0**	**122.6**	-	**247.6**
Income taxes	(43.6)	(36.5)	-	(80.1)
Profit/(losses) pertaining to minority interests	(0.2)	(0.0)	(42.7)	(43.0)
Group Net Profit	**81.2**	**86.1**	**(42.7)**	**124.5**
OTHER INFORMATION				
Assets	5,691.8	1,016.7	(224.3)	6,484.1
Liabilities	3,057.0	331.7	(0.7)	3,387.9
Investments in tangible and intangible non current assets (*)	137.3	47.6		184.9
Amortization	181.4	42.6	-	224.0
Impairment losses	-	-	-	-
Other non monetary expenses	8.6	2.2		10.8

(*) Including the change in the "Advances for the purchase of rights" item

Secondary segment (areas of operations)

Taking the corresponding relevance as well as the Group's organisation and business structure into account, the segments of operation identified in the geographical area of Italy are described here below (as already included in the Report on Operation):

- **Free To Air TV**, the Group's traditional core business, including the operations in relation to advertising sales and programme scheduling for the three Italian national networks currently broadcast in analogue mode and proprietary free to air channels broadcast in digital terrestrial mode;
- **Pay per View**, refers to operations in relation to the pay per view offer of events and programmes under the Mediaset Premium brand;
- **Network Operator** includes operations associated with the management of an analogue broadcasting network dedicated to free to air proprietary channels and of digital terrestrial broadcasting (multiplex), including the network acquired during 2006 open to Italy's major mobile phone operators and dedicated to supporting the offer of DVB-H technology-based mobile digital terrestrial;
- **Other operations** ancillary to core ones (internet, teletext, brand extension, merchandising and licensing, teleshopping, service selling and content provision to mobile phone operators, non-TV advertising licences and foreign TV advertising sub-licences)

(EUR millions)

31 March 2007	FREE TO AIR TELEVISION	NETWORK OPERATOR	PAY PER VIEW	OTHER	GEOGRAPHICAL SEGMENT ITALY
Revenues from external customers	630.4	14.0	45.3	24.6	714.3
%	88%	2%	6%	3%	100%
Television rights	1,762.1	-	429.1	-	2,191.2
Other tangible and intangible non current assets	341.3	508.2	113.6	18.3	981.3
Goodwill	2.5	6.2		6.5	15.2
Trade receivables	797.3	45.0	26.1	15.4	883.8
Inventories	27.3	3.8	2.1	2.8	36.0
Operating assets	**2,930.5**	**563.2**	**570.8**	**43.0**	**4,107.5**
Investments in television rights	121.0	-	0.5	-	121.5
Investments from business combinations	-	-	-	-	-
Other investments	8.7	5.1	1.4	0.0	15.2
Investments in tangible and intangible assets	**129.7**	**5.1**	**1.9**	**0.0**	**136.7**

(*)Excluding the change in the "Advances for the purchase of rights" item

The comments relative to the breakdown and the changes in the revenues from the segments of operation as above identified are already provided in the Report on Operations.

The main operating assets attributed to the secondary segments refer to ***television rights***. In particular:

- ***Free-to-air*** : the library (movies, fiction, miniseries, serials, cartoons), self produced series and soaps, entertainment rights, news and sports events broadcast on the three generalist channels;
- ***Pay-per-view*** : sports, movie and entertainment rights under the *Mediaset Premium* brand. In particular, sports rights include the broadcasting rights of the matches of Italy's major football clubs for the seasons 2004/2007 (acquired in 2004 and 2005) and for the seasons 2007/2009 acquired in 2006. The latter mainly refer to the rights of the Milan F.C., Inter F.C., Roma F.C., Lazio F.C., Livorno F.C., Messina F.C., Torino F.C. and Atalanta F.C. matches, with the exclusion of the satellite rights of Milan F.C., Inter F.C., Roma F.C., Lazio F.C. and Torino F.C. matches acquired by Sky, that Mediaset holds for all the existing broadcasting platforms, while it also reserves the right to sell those which do not fall within its commercial offering.

6. Related parties transactions

The Group carries out transactions with its holding company, subsidiaries, companies under a joint control and affiliated companies under market conditions.

The table below is a summary of the most relevant financial aggregates relative to the transactions between Mediaset S.p.A. and each single group company:

	Trade receivables	Trade payables	Other receivables/ (payables)	Revenues	Operating costs	Financial income/(charges)
Fininvest S.p.A.	1.3	1.3	-	0.1	1.2	-
Associated companies						
A.C. Milan S.p.A.	0.1	75.7	-	0.0	0.2	-
Alba Servizi Aerotrasporti S.p.A.	0.0	0.8	-	0.0	1.2	-
Arnoldo Mondadori Editore S.p.A.	7.3	0.7	-	6.3	0.4	-
Banca Mediolanum S.p.A.	1.3	0.0	-	1.1	-	-
Il Teatro Manzoni S.p.A.	0.1	0.1	-	-	0.5	-
Mediolanum Vita S.p.A.	-	-	-	-	-	-
Medusa Film S.p.A.	1.0	62.6	-	0.3	0.0	0.1
Medusa Cinema S.p.A.	0.0	0.1	-	0.0	0.1	-
Medusa Video S.r.l.	0.1	0.0	-	0.0	0.0	-
Pagine Italia S.p.A.	0.0	-	-	0.0	-	-
Quinta Communication S.A.	-	5.0	-	-	-	-
Servizi Milan S.r.l.	0.9	-	-	-	2.5	-
Press Tv S.p.A.	0.1	(0.0)	-	-	0.0	-
Altre Società Consociate	6.4	2.7	-	2.7	1.7	0.0
Total parent company and associated	**18.6**	**149.0**	**-**	**10.6**	**8.0**	**0.1**
Joint control companies						
Boing S.p.A.	1.7	2.0	(2.1)	1.4	0.4	(0.0)
Fascino Produzione e Gestione Teatro S.r.l.	0.0	10.5	(5.0)	(0.0)	19.0	(0.0)
MediaVivere S.r.l.	4.1	6.9	-	0.5	10.1	-
Premiere Megaplex S.A.	0.0	-	-	-	-	-
Red de Television Digital Valencia S.A.	-	-	0.7	-	-	-
Titanus Elios S.p.A.	-	-	-	-	0.8	-
Affiliated companies						
Aprok Imagen S.L.	0.0	0.4	-	-	0.2	-
Auditel S.r.l.	-	-	-	-	1.3	-
Beigua S.r.l.	-	-	-	-	-	-
Campus Multimedia In-Formazione	0.1	0.1	-	0.0	0.1	-
Canal Factoria de Ficcion S.A.	0.7	0.1	-	0.4	0.1	-
Publiecі Television S.A.	0.9	-	-	0.5	-	-
Super Nueve Televisiòn S.A.	-	-	-	-	-	-
Producciones Mandarina S.L.	0.1	4.8	-	0.1	4.9	-
Hormigas Blancas Producciones S.L.	0.1	1.6	-	0.0	1.9	-
Total joint control and affiliates	**7.8**	**26.3**	**(6.4)**	**3.0**	**38.8**	**(0.0)**
Other related parties	**-**	**0.5**	**-**	**-**	**0.4**	**-**
TOTAL	**26.4**	**175.8**	**(6.4)**	**13.5**	**47.2**	**0.1**

Revenues and trade receivables from the companies belonging to the Fininvest Group and the Mediolanum Group mainly refer to the sale of TV advertising. Costs and trade payables mainly refer to the purchase of TV rights and television production rights.

The transactions entered into the *"Other related parties"* sub-item are mainly attributed to consultancy services provided by Sin&rgetica, a company owned by a member of the Mediaset S.p.A. Board of Directors, and by Livolsi & Partner, a company owned by a Director of Fininvest S.p.A.

It should also be noted that as of March 31, 2007, the Mediaset Group purchased television rights from Fininvest Group companies for a total amount of EUR 14.9 million (EUR 214.9 million as of March 31, 2006, of which EUR 187.6 million refer to the acquisition of the encrypted rights of Milan F.C. matches for the seasons 2007/2008 and 2008/2009).

In the first quarter of 2007, these purchases exclusively pertained to the company Medusa Film S.p.A., with which other contracts for EUR 10.7 million were underwritten, which were previously entered as advances, and new advances were paid for EUR 4.6 million.

The main impact on the Group's consolidated financial flows for the first quarter of 2007 resulting from the transactions with the related parties includes EUR 40.8 million (EUR 39.4 million as of March 31, 2006) relative to payments made to the affiliated company Medusa Film S.p.A. for the purchase of television rights and the payment of advances and EUR 2.3 million relative to outlays to Milan F.C.. During the first quarter of 2007, the Mediaset Group cashed in EUR 4.2 million from the companies of the Mondadori Group and EUR 1.2 million from the companies of the Mediolanum Group for TV advertising sales.

7. Subsequent events after March 31st, 2007.

No relevant events occurred after the end of the quarter of reference.

For the Board of Directors
The Chairman

RECEIVED
2007 JUN -5 A 6:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GRUPPO MEDIASET

Press Release

ENDEMOL: BOUGHT BY THREE PARTNERS IN EQUAL MEASURE

The investment vehicle Mediacinco Cartera SL, Cyrte Fund II B.V. and GS Capital Partners VI, L.P. created for the acquisition of 99.7% of Endemol Investment Holding BV, is owned by the three partners in equal measure.

Cologno Monzese, 14 May 2007

Department of Communications and Media Relations
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Press Release

Endemol acquisition

Mediacinco Cartera SL, Cyrte Fund II B.V. and GS Capital Partners VI, L.P., have entered in a definitive agreement with Telefonica for the purchase of the 99.7% of Endemol Investment Holding BV, company that owns 75% of the listing company Endemol NV.

The total consideration of the transaction amounts to €2,629 million after taking account of the different assets and liabilities of Endemol Holdings and its subsidiaries, including Endemol NV. This implies a cum dividend price per share of Endemol NV of €25.

As part of the agreement, the acquirers have committed to launch, as soon as practicable after closing, an unconditional public offer for the remaining 25% of Endemol NV at a price, at least, equal to €25 per share, cum dividend.

On the basis of the transaction structure, Mediaset and Tele5 will invest a maximum of about €486 million, through the investment vehicle Mediacinco Cartera SL, in which the two shareholders will have a 25% and 75% stake respectively.

The agreement is subject to the relevant regulatory authorizations.

The acquirers have been advised in the transaction by Mediobanca and Goldman Sachs International.

Cologno Monzese, 14 May 2007

Department of Communications and Media Relations
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

Notarial register no. 91778 RECEIVED Folder no. 23297

MINUTES OF ORDINARY GENERAL MEETING

ITALIAN REPUBLIC

In the year 2007 (twothousandseven), on the 19th (nineteenth) day of the month of April, at 10 (ten) am.

In Cologno Monzese (Milan), via Cinelandia 5.

Before me Guido Roveda, notary public practising in Milan, Milan Register of Notaries, was Mr:

- FEDELE CONFALONIERI, born in Milan August 6, 1937, with elected domicile for professional purposes in Milan, via Paleocapa 3, Chairman of the Board of Directors and legal representative of

"MEDIASET S.P.A."

with head office in Milan, Via Paleocapa 3, paid in share capital of Euro 614,238,333.28 (sixhundredandfourteenmilliontwohundredandthirtyeightthousandthree hundredandthirtythree point twoeight), Milan Company Register number, fiscal code and VAT number 09032310154.

Said person, of whose personal identity I am certain, took the chair pursuant to article 13 of the by-laws of the general meeting called today, at the appointed place and time, and asked me, notary public, also pursuant to article 13 of the by-laws, to take the minutes.

I accepted and hereby give notice that the following took place:

the Chairman first:

- advised the meeting that, pursuant to current legislation, within the term provided, the prescribed documentation had been sent to Consob and Borsa Italiana S.p.a. and that notice had been given of the dates of convocation of the general meeting.

There were no comments on the matter;

- he advised the meeting that the notice of convocation of the general meeting had been published in the Gazzetta Ufficiale della Repubblica Italiana - advertisement sheet no. 31, March 15, 2007, notice no. IG-69, as well as in the daily newspapers "Il Sole 24 ore", "Il Giornale", "MF" and "Finanza e Mercati" on the same date, with the following

agenda:

A. Financial Statements as of December 31, 2006

1. Approval of the Financial Statements as of December 31, 2006; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions

2. Approval of the allocation of operating profit; pertinent resolutions

B. Presentation of the Consolidated Financial Statements as of December 31, 2006; Reports of the Board of Directors and Independent Auditors

C. Authorisation for the Board of Directors to purchase and sell the company's own shares

3. Authorisation for the Board of Directors to purchase and sell the company's own shares, including for the purposes of "Stock Option" plans; pertinent resolutions.

- he advised the meeting that, in addition to the Chairman, the following directors were also present at the start of the meeting:
- Pier Silvio Berlusconi, Vice Chairman
- Giuliano Adreani, Managing Director
- Pasquale Cannatelli
- Paolo Andrea Colombo
- Mauro Crippa
- Luigi Fausti
- Marco Giordani
- Gina Nieri
- Carlo Secchi
- Attilio Ventura

and standing auditors:
- Achille Frattini, Chairman of the Statutory Board of Auditors
- Francesco Antonio Giampaolo
- Riccardo Perotta

(director Bruno Ermolli and standing auditor Riccardo Perotta arrived after the start of the general meeting at 12.40 pm and 11 am respectively) while board directors Marina

Berlusconi and Alfredo Messina justified their absence;

- he advised the attendees that at first call, on April 18, 2007, the general meeting had been deserted, as indicated in the minutes taken on April 18, 2007, by notary public Giudo Roveda, Milan, and that notice of this was duly published in the daily newspapers "Il Sole 24 Ore", "Il Giornale", "MF" and "Finanza e Mercati" on April 11, 2007;

- he advised the meeting that the folder entitled **"Mediaset Group - 2006 Financial Statements"** containing:

. the consolidated financial statements as of December 31, 2006, including the directors' management report and the independent auditors' report;

. the financial statements of Mediaset S.p.A. as of December 31, 2006, including the directors' management report and the independent auditors' report;

. the statutory auditors' report to the general meeting and all relative documents pursuant to the law, were filed, within the terms provided by the law and regulations in force and as required, with the company's head office and Borsa Italiana S.p.a.; the originals of said documents are attached to these minutes as an integral and substantial part of same (enclosure -A-);

- he advised the meeting that last March 23, 2007, the **"Annual report of the Board of Directors on corporate governance"** of Mediaset S.p.a. was filed with the company's head office and Borsa Italiana S.p.a.;

- he advised the attendees that the general meeting was being held at second call as no. 471 shareholders and proxies were in attendance at the start of the meeting, representing no. 524,817,556 ordinary shares or 44.43% of the no. 1,181,227,564 shares forming the share capital (enclosure -B-);

- he reminded the meeting that advice had been received from brokers regarding the attendance of this general meeting by legitimate subjects, pursuant to current legislation;

- he advised the attendees that the office of the general meeting had been authorised to verify the proxies of those in attendance, pursuant to article 2372 of the Italian civil code and articles 12 and 14 of the company by-laws;

- he also advised the meeting that the eligibility to vote of attendees holding stakes of more than 5% in the share capital had also been verified, pursuant to current legislation on financial companies;
- he advised the general meeting that before each vote he would inform the meeting of the latest attendance figures;
- he then advised attendees that the general meeting, duly convened, had a quorum pursuant to the law and the by-laws to make resolutions regarding the business on the agenda;
- he advised the meeting that for technical and organisational reasons a number of the company's employees and collaborators were in attendance, including the secretary to the board of directors, Ms. Emanuela Bianchi, who would assist him during the meeting;
- he advised the meeting that consent had been given for experts, financial analysts, accredited journalists and the representatives of the independent auditors to follow the meeting, including by means of closed circuit television link;
- he also advised the meeting that, as in previous years, it was being studied by students of the Economics Faculty of the University of Pavia;
- he advised the general meeting that it was being recorded in audio and video form for the sole purpose of facilitating the preparation of the minutes of the meeting and to provide documentary support for the transcription given in these minutes, as indicated in the information document pursuant to article 13 of decree law no. 196/2003 posted at the entrance to the meeting room. He said that same would not be the subject of communication or diffusion and that all the data and audio and video tapes would be filed, together with the documents produced during the general meeting, with the Mediaset S.p.a. corporate affairs office;

The Chairman also advised the meeting:

- that the share capital stood at **Euro 614,238,333.28 (sixhundredandfourteenmillion twohundredandthirtyeightthousandthreehundredandthirtythree point twoeight)**, represented by no. 1,181,227,564 (onebilliononehundredandeightyonemilliontwo hundredandtwentyseventhousandfivehundredandsixtyfour) ordinary shares of par value

Euro 0.52 (zeropointfivetwo) each;

- that as a result of share buy-back transactions, approved on April 20, 2006 by resolution of the general assembly, the company currently held no. 44,765,500 own shares, without voting rights, pursuant to article 2357-ter of the Italian civil code;

- that as of the date of the meeting, the subjects which either directly or indirectly held stakes of more than 2% of the subscribed share capital of Mediaset S.p.a., represented by shares with voting rights as stated in the shareholders' register, notices received and other information available, were as follows:

Silvio Berlusconi indirectly through Fininvest S.p.a. (ownership)
no. 424,924,516 (fourhundredandtwentyfourmillionninehundredandtwentyfourthousand fivehundredandsixteeen) equal to 35.973% (thirtyfivepointnineseventhreepercent);

Capital Research and Management no. 89,735,609 (eightyninemillionsevenhundredand thirtyfivethousandsixhundredandnine) equal to 7.597% (sevenpointfivenineseven percent)

The Chairman advised the meeting that the following documents would be attached to the minutes of the general meeting as an integral and substantial part of same and would be available for consultation by shareholders:

- the list of names of shareholders attending the general meeting on their own behalf or by proxy, complete with all the information required by Consob, with indications of the respective shares lodged;

- the list of names of shareholders voting for, against, abstaining or who left the meeting before a vote, whether by show of hands or electronic means, and the relative number of shares represented on their own behalf and/or by proxy.

He also advised the meeting that a summary of comments and speakers, replies and any counter-replies would be contained in the minutes;

- to audit the statutory and consolidated financial statements as of December 31, 2006, auditors Deloitte & Touche S.p.a. employed no. 5,648 (fivethousandsixhundredandforty eight) hours, for a total consideration, inclusive of the Istat cost of living adjustment, of Euro 516,000 (fivehundredandsixteenthousand);

- the Board is not aware of the existence of any shareholders' agreements (article 122 of

Decree Law no. 58/98) regarding the exercising of rights embodied in shares or the transfer of same.

The Chairman formally asked those attending the general meeting to state if they could not legitimately vote pursuant to current legislation.

No statements were made.

Before moving on to the items on the agenda, he invited Ms. Emanuela Bianchi to instruct the meeting on the method of voting and advised the attendees that two scrutineers would be appointed.

Ms. Emanuela Bianchi stated that on registration each attendee had received:

a) a voting card if a shareholder;

b) one or more voting cards if representing other shareholders by proxy, with the previously expressed intention of voting differently on behalf of various shareholders.

Each voting card comprised two sheets, each of which was divided into four slips of different colours. Slips 1, 2 and 3 were for voting on the items on the agenda and indicated the respective item and the number of votes. The remaining slip on the first sheet and the slips on the second sheet were for any further votes.

Individual shareholders would be identified electronically by means of the bar code on the voting slip.

During the general meeting attendees could leave the meeting room by handing in their voting cards to security staff.

Attendees were advised that if more than one voting card was issued to a single proxy, the procedure would automatically exclude any cards not handed into security staff in the event the proxy left the meeting room after handing in only certain cards.

When attendees returned to the meeting room, their voting cards would be returned to them and the IT system would correctly record the fact that they were "present".

During voting, attendees were instructed that they had to detach the relative slip, express their vote by placing an "x" in the appropriate box under the bar code and then hand in the slip for that vote to the collection staff.

Clearly votes which were marked on cards handed in by shareholders before the start of voting would not be considered valid.

The scrutineers, with the assistance of technical staff, would count the votes using an optical reading system.

Blank and non-voting slips would be considered as "abstentions".

If shareholders who presented blank slips or did not present slips wished to be considered as non-voting rather than as abstaining, they should apply specifically to the chairman for this to be recorded in the minutes.

Attendees were reminded that the voting procedure for resolutions on the items of the agenda would be electronic, while the other votes would be by show of hands or roll call.

In the latter case, shareholders voting against the motion and/or abstaining were reminded that they should give their name, the name of the proxy if any and the number of shares represented on their own behalf and/or by proxy.

Attendees were also reminded that additional voting cards were available if needed.

The Chairman finally advised the meeting that to facilitate voting, pursuant to art. 13 of the by-laws, two scrutineers would be appointed and proposed the appointment of two of the statutory auditors present and specifically Mr. Francesco Antonio Giampaolo and Mr. Riccardo Perotta.

The Chairman then put the above proposal to the vote by show of hands, informing the meeting that no. 485 shareholders or proxies were in attendance at the start of voting, at 10.16 am, representing no. 531,258,062 shares or 44.98% of the share capital (enclosure -C-).

The proposal was unanimously approved.

The Chairman then introduced the business under **letter A** of the agenda: **Financial Statements as of December 31, 2006**

Item 1. Approval of the Financial Statements as of December 31, 2006; Board of Directors' Management Report, Independent Auditors' Report and Board of Statutory Auditors' Report; pertinent resolutions

The Chairman first presented the meeting with a detailed report which is attached to these minutes under letter -D-.

The Chairman invited Ms. Emanuela Bianchi to read out the financial statements as of

31.12.2006, the relative board of directors' management report and the independent auditors' report, at the conclusion of which he invited the chairman of the board of statutory auditors to read out the "Report of the board of statutory auditors to the general meeting convened to approve the financial statements to December 31, 2006". All these documents are contained in the file "Mediaset Group - Financial Statements 2005", attached to the minutes under letter -A-.

Shareholder Sergio Zambellini, the holder of no. 100 shares, asked to speak and, in consideration of the fact that the Chairman had already adequately illustrated the management situation and that all the attendees had received a file containing all the aforementioned documents, which were also filed with the company's offices pursuant to the law and published on the corporate website at www.mediaset.it, proposed that the reading out of all the documents contained in the file be waived.

For the same reason he also proposed waiving the reading out of all the other documents contained in the aforementioned file, regarding all the subsequent items on the agenda.

At the start of voting, at 10.32 am, no. 492 shareholders or proxies were in attendance, representing no. 533.342.062 shares or 45.15% of the share capital (enclosure -E-).

The proposal was approved by majority in a show of hands. Shareholder Francesco Rimbotti, the holder of no. 25 shares on his own behalf, abstained.

The Chairman then proposed the following motion regarding **item 1** on the agenda, in line with the motion contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2006 financial statements,

resolved

to approve the financial statements as of 31 December 2006, which closed reporting profit for the year of Euro **522,435,314.92 (fivehundredandtwentytwomillionfour hundredandthirtyfivethousandthreehundredandfourteenpointninetwo)**, and the relative board of directors' management report".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder **Franco Borlenghi** read out the statement attached under letter -F-.

He was followed by shareholder **Angiolo Gotti**, who expressed his appreciation of the Chairman's presentation and raised two minor points about it. He proposed that pencils and paper be included with the financial statements so that notes could be taken, and expressed his reservations about stock options, preferring that merit and results be recognised in other ways.

He proposed the assignment of a loyalty award to the most senior shareholder.

He requested that the company provide more information about its performance, so that shareholders were not forced to rely on the daily newspapers. He wanted to know if the company would take part in the Telecom operation.

He commended the financial statements.

He was followed by **Sergio Zambellini**, who commented that the results were not exceptional, but only acceptable.

He wondered whether it marked the start of a downturn, as the company which has always been ahead of the times seemed less aggressive than in the past. He mentioned as examples the uncompleted Magnolia, Endemol and Fast Web operations.

He wanted to know if a capital increase or the entry of new shareholders was planned. He wondered whether the possible acquisition of a stake in Telecom would bring benefits or only disappointments. He asked for information on the average interest rate applied to medium and long term payables, on the impact of the application of IFRS7 and which strategies will be used to combat market uncertainty, as the investment in DBVH is forecast to have a market return in the long term.

Shareholder **Giacomo Fragapane** announced that he would vote in favour of the proposal and agreed with shareholder Gotti on the subject of stock options. He expressed his appreciation for the dividend, but took great objection to the "Sacra Famiglia" fiction broadcast by Canale 5, which he called a veritable insult to religion. He asked for greater management attention to the content of programmes broadcast.

Shareholder **Francesco Rimbotti** drew attention to the document attached under letter -G-, which had been delivered to the company in order to receive detailed answers.

He also mentioned how difficult it had been to reach the place of meeting and complained about the excessive number of controls to which shareholders were subject.

He invited the company to take the appropriate measures.
He also asked to know which directors arrived after the start of the General Meeting.
Shareholder **Carlo Mancuso** asked that more programmes of a cultural and political nature be broadcast to combat illiteracy and lack of culture. He felt that the television produced by Mediaset is too "neutral". Mediolanum and Mondadori form part of the group, so why is no mention made of them on television? He proposed the production of programmes that teach people to save and invest and would like television to make Italians aware of all the draft laws introduced and the results produced by laws in force (eg. the recent pardon).
Shareholder **Francesco Staffa** draw attention to what had been happening in football stadiums and asked if the company had renegotiated the fees agreed with the FGCI. He finally mentioned the doubtful quality of the group's journalists and their clear political bias.
Shareholder **Giuseppe Radaelli** expressed a positive judgement both on the financial statements and on the care devoted by the company to small shareholders.
He asked for greater protection from foreign interference for Italian products and companies, with particular reference to products from Lombardy.
He wanted to know which of the three networks performs best and proposed selling stakes in the least profitable network to the Region of Lombardy, with a view to management being shared by Mediaset, the Region of Lombardy and the Artisans' and Traders' Association.
He also proposed a Mediaset weekly magazine with a Milan economy section.
Next to speak was shareholder **Ettore Sacco**, who complained of how difficult it was to reach the place of meeting. He said that the use of the decoder has finally solved television network reception problems in the Spotorno area.
He would have preferred the payment of a lower dividend (80%) and the allocation of the remaining 20% to new investments. He was in favour of the agreement with Telecom if the companies involved continued to operate at arm's length.
He was opposed to stock options, preferring more adequate remuneration and individual capacity and performance bonuses.

He would like to hear more from the Vice Chairman Pier Silvio Berlusconi.

Shareholder **Onofrio Marchese** commented that the dividend was a good one.

He wondered though whether a 100% pay out would be to the detriment of future dividends.

He thought that the Telecom - Mediaset tie up could be excellent, as long as the company uses treasury funds for the investment and there is no recourse to borrowing. Telecom has the capacity to generate new means of communication.

Shareholder **Umberto Carlo Zola** then spoke, commenting that he thought the company had made an excellent decision in not submitting the modifications to the by-laws required by recent legislation to the general meeting.

He asked for comments on the Telecom operation, on the number of journalists in the group and which companies they were employed by.

He observed that the cost of personnel had decreased because the objectives set had not been achieved. What were these objectives?

On the subject of the writ of summons against Lega Calcio, he wanted to know what the damages would be to Mediaset.

He was followed by shareholder **Vittorio Moscatelli**, who congratulated the Company on its financial statements, but pointed out that over and above contingent difficulties, this is the worst result in recent years.

He said that reading the Chairman's report made one wonder whether the company is standing still, having exhausted the momentum of recent years.

If market penetration does not increase, new opportunities will have to be found. He invited the company not to rest on its laurels.

He then commented on the transactions with related parties detailed on page 124 of the folder distributed. He made special reference to the significant equity investments in A.C. Milan and Medusa, wondering whether these investments could not be consolidated.

With regard to buy-backs of the company's shares, he said he was in favour of the open mandate granted to the board of directors, but asked to know the board's policy on buy-backs.

Finally he wanted to know the reason for the incorporation of Emme Invest.

Shareholder **Eugenio Roscio** said that he appreciated the fact that university students are always invited to the general meeting, which demonstrated the Company's focus on young people.

He opposed any operation with Telecom and believed that any decisions on the subject should be taken by Fininvest.

He thanked the Company for its courtesy towards small shareholders.

Finally shareholder **Luigi Girelli Consolaro** said that he would like to receive information on performance in the early months of 2007 and asked if a paid capital increase was being planned.

Chairman Confalonieri answered all of the questions put, in no particular order.

To **Moscatelli** he replied that the company Emme Invest had been established to hold several minority equity investments formerly carried by subsidiary Mediaset Investment and earmarked for sale.

With regard to the Telecom operation referred to by various shareholders, the Chairman said that the company's comments in the release of April 18, 2007 continued to apply, confirming that no negotiations were in progress regarding equity investments in Olimpia or Telecom.

Only the assessments and decisions made by the competent corporate bodies are valid and there have to date been no new facts to report.

On the issue of stock options raised by several shareholders, the Chairman drew the meeting's attention to the fact that stock options, like any other form of remuneration, if not used correctly can produce unwanted effects, as has been the case in several companies in the past, but which is not the case in Mediaset.

To **Zambellini**, on the subject of the cost of borrowing, the Chairman clarified that in 2006 the average borrowing of Mediaset Group was € 880 million, split into revocable and committed loans (43% and 57% respectively). The cost of borrowing amounted to a total of:

- 3.18% net of IRS referring to the residual portion of the medium/long term financing;
- 3.31%, including rate risk hedging operations.

With reference to the question on a possible capital increase to fund acquisitions, the Chairman answered that the company's cash flow generating structure is more than sufficient to finance possible acquisitions. Therefore no capital increases are envisaged in connection with current opportunities.

With regard to IFSR 7, the Chairman explained that the company will apply the new standard starting with the financial statements 2007.

This accounting standard makes provision exclusively for new disclosure obligations regarding financial risk management policies, and therefore will not affect the way financial instruments are assessed and will have no economic impact.

To shareholder **Fragapane,** on the question of the television fiction programme "Sacra Familia", the Chairman explained that it drew inspiration from the apocryphal gospels. It was written under the constant supervision - as is always the case for religious works - of a consultant recommended by the Vatican, in this case Mons. Giulio Della Vite of the Congregation for Bishops.

As always, the Vatican was given a preview of the final work before it was broadcast. There was therefore no intention of offending the religious sentiments of anyone. On the contrary, a meticulous review process had been established for this very reason.

The Chairman also pointed out that the opening credits state that the author's script draws inspiration freely from the apocryphal gospels. Viewers are therefore constantly informed of the source from which the scriptwriter has freely drawn inspiration.

To shareholder **Staffa** on the subject of football.

In summer 2005 RTI acquired the rights to broadcast the highlights of Serie A matches in clear for three seasons.

After the football scandals last summer, Mediaset too has noted a significant reduction in the value of the "football" product.

For these reasons the Lega Calcio has been asked on a number of occasions to enter into negotiations to revise the fees stipulated in our contract.

In consideration of Lega Calcio's refusal of every invitation to negotiate, RTI has been forced to take its case to the Courts, applying for a reduction of about Euro 27 million for the 2006/07 season. Rti reserved the right to apply for a reduction to be decided of

the fee for the next football season too.

In answer to shareholder **Zola**, once again on the subject of football, the Chairman answered that the criteria on which basis Mediaset applied to Lega Calcio for a reduction in the fee are as follows:

- the value of Pay TV rights paid to Serie A clubs has fallen dramatically, as is demonstrated by a comparison between the total fees received by Serie A clubs in the 2006/07 and previous seasons, which dropped from Euro 533,559,000 to Euro 454,774,000, a fall of 14.8%;
- the sale of season tickets has fallen in an equally dramatic fashion, with the loss of more than 51 thousand units or over 17%;
- paying spectators at Serie A matches have also fallen by 300,000 or about 10% in the thirteen matches played so far in the 2006/2007 season, when compared with the first thirteen matches of the 2005/2006 season. Paying spectators at Serie B matches, on the other hand, rose 280,000, or more than 26% in comparison with the previous season;
- at the same time the value at which Serie B rights are being traded has risen, which can only be attributed to the extra prestige deriving from the presence of Juventus. In the 2005/2006 season the Lega Calcio received Euro 28 million for Serie B, whereas in 2006/2007 it collected Euro 42,500,000, an increase of 52%. The increase in the value of Serie B due to the presence of Juventus must necessarily reduce the value of Serie A rights by the same amount;
- Juventus has 24% of the total number of supporters, while Milan, Lazio, Fiorentina and Reggina together have 17/18%, which means that "Calciopoli" has caused a decrease in interest for more than 16 million individuals, or shrinkage of the reference market in the order of 40% of total supporters.

To shareholders **Borlenghi and Moscatelli** on the subject of Medusa, he replied that he was aware of the fact that the acquisition of a stake by the parent company would be subject to statutory and governance regulations typical of transactions with related parties.

It is clear that this operation will be handled in such a way as to be in the best interests of Mediaset, also in consideration of potential synergy with the company's business.

He could only add that to protect small shareholders, if the operation were to go ahead, the appropriate procedures would be followed, involving amongst other things an expert opinion on the price by an independent advisor and the application of a qualified majority to the resolution of the board of directors.

To Shareholder **Moscatelli**, on the subject of treasury share trading losses and price stabilisation, he answered that the company does not trade in its own shares in order to stabilise the price, but that acquisitions are made exclusively for the purposes of exercising and covering stock option plans. The losses reported are due to the difference between the exercise price and the prices paid for the relative share purchases. These losses are stated under shareholders' equity pursuant to the new accounting standards and have no effects on profit and loss.

To **Marchese** and **Zola** he answered that all journalists are employed by RTI, which is the publisher of our networks, with the exception of three journalists employed by Mediaset, who hold management positions in the holding company.

To **Marchese** he replied that the pay out is established each year as a function of planned investments, and that therefore future pay outs cannot be predicted.

With regard to the questions presented by shareholder **Rimbotti**, the Chairman gave the following reply:

"<u>1. On the performance of the Mediaset share price...</u>

In the last 5 years there has been a general derating of media segment stock by the financial market for various reasons:

- The "digital revolution" is changing the dynamics of competition in the media and telecoms sectors.

  Developments in these sectors are modifying the way multimedia content is delivered, and will continue to do so in coming years.
- The convergence of distribution platforms has without doubt created development opportunities (multi-channel and pay TV offerings), but there are also potential threats, including audience fragmentation (which is already a reality in the United States) and the increase in the total number of platforms available to deliver television content (mobile telephony, internet, etc.).

- In the period 1990-2000 advertising grew faster than GDP, feeding expectations of double-digit profitability and net profit growth from broadcasters. Since 2001 advertising has grown in line with GDP, and the contingent weakness of the advertising market has been joined by low overall visibility and strong volatility in both Italy and throughout Europe.

  The media segment in Europe has underperformed the main European share indexes since 2002 till the first months of 2007 (with the exception of Spanish broadcasters who are working in a positive macroeconomic framework, and Prosieben, whose share price was boosted in 2006 as a result of interest in its acquisition from other broadcasters and private equity funds).

  Since 2002 Mediaset stock has outperformed the DJ Stoxx Media index (+24.33%), but underperformed Nasdaq (-24.56%) and MIB30 (-29.77%).

  In the period 2002 to April 2007 the Company performed at basically the same level as the other European TV operators.

  In detail, Mediaset stock performed better than French broadcasters (+11.24% vs. TF1 and +13.82% vs. M6), but worse than the Spanish (-67% vs. A3 and -89.4% vs. M6). Finally Mediaset underperformed ITV stock by 7.4%.

  In absolute terms, during the period 2002 to April 2007, the average price of Mediaset shares was Euro 8.8, with a minimum of Euro 5.6 on 10/10/2002 and a maximum of Euro 11.1 on 31/03/2005.

  In 2007 the maximum value of the stock was Euro 9.5 on January 19 and not Euro 8.2 as the shareholder wrote.

<u>2. On the changes in certain financial statements items indicated the Chairman gave the following clarifications:</u>

Consolidated results (Operating result and operating profitability, Italy):

The Operating result, which fell by Euro 194 million in 2006 against the 2005 figure, was affected not only by the fall in typical commercial television activities, but also by the results of new activities (network operator, mediaset premium, teleshopping), for which profit and loss in the first few years of business will be physiologically penalised by the amortisation of the substantial investments sustained to build the network

infrastructure and acquire content.

The gross operating margin for these activities, which records the result before amortisation and therefore the self-financing capacity of these business units, as given in the income statement tables by activity in the Management report to the consolidated accounts, on page 56, was already positive in 2006.

With regard to what the shareholder calls the substantially unchanged operating result delivered by Italian activities against the 2001 figure (Euro 595.7 million vs. Euro 587.2 million), we would like to point out that if the contribution of non-television activities is eliminated, the operating result for television activities rose from Euro 583 million in 2001 to Euro 654.4 million in 2006. In the same period the operating results reported by all the main European commercial broadcasters (with the exception of Telecinco and Prosieben) revealed either limited growth rates (such as RTL in Germany) or even sharp drops (such as TF1 in France or ITV in the UK).

So far as the operating profitability of activities in Italy is concerned (28.7% in 2005 and 21.7% in 2006), leaving to one side the comparison with 2005, which as stated was a record year for Mediaset and as such difficult to repeat, this level of profitability puts Mediaset behind Telecinco but ahead of other European broadcasters in terms of profitability, with only Prosieben exceeding 20% profitability (for the first time in its history).

Breaking down the figure by area of activity (as presented in the Management report on page 56), the core commercial clear television business delivered operating profitability exceeding 26% in 2006.

Holding company results:

As stated in the Mediaset S.p.A income statement, the increased financial charges reported by the holding company were more than offset by the increase in financial income, with a net balance of Euro 43 million compared with Euro 26 million in 2005.

The reduction in the dividend and therefore in profit for the year of the holding company is due exclusively to the absence of dividends from Mediaset and from Telecinco, as the dividends collected in 2006 from Telecinco by Mediaset Investimenti, the company in which the stake in Telecinco (previously held by directly by Mediaset

and Mediaset Investimenti) was concentrated in late 2005 and early 2006, were not allocated to Mediaset in the same financial year.

3. On considerations that Mediaset is "on the back foot..."

Mediaset has always had a preference for investing in new initiatives rather than talking about them in advance. This has been the case in recent years, with Mediaset beating the competition by launching clear terrestrial digital television, with the introduction of a pay offering using prepaid cards on the terrestrial digital platform, with the commencement of mobile television transmissions using DVBH technology and with the other new initiatives announced in recent years. All without ever forgetting the core business which has always been and will continue to be our main focus. I agree with shareholder Rimbotti's observation that the world is changing: new operators join the market and the number of channels available to viewers is increasing. In the creation of our programming we must always remember these changes. We regularly analyse research dossiers in our sector in the search for investment opportunities that can extend our scope of action and the value of our company. We are not quitters, but careful creators of value. With this approach we will accept the new challenges that await us in the certainty that the satisfaction of our shareholders will continue to grow in the future.

4. On the attendance of individual Board members and Statutory auditors at Board and Committee meetings not given in the Financial Statements...

The attendance of Company Officers at Board and Committee meetings is given in the Annual report of the Board of Directors on Corporate Governance and attached Tables which you have received (see table 1, page 29 of the Report).

5. On the observation that Directors Bruno ERMOLLI, Luigi FAUSTI, Marco GIORDANI, Alfredo MESSINA, Carlo SECCHI and the 3 Statutory Auditors own no Mediaset shares.

The Company does not enter into the merits of the personal choices of its Directors and Auditors".

In his written answer the Chairman expressed his regrets that the shareholder did not appreciate the fact that at the last general meeting of April 20, 2006 his comments were attached to the minutes of general meeting, which also contained the answers to his

question.

The company intended this to be an act of courtesy towards an absent shareholder who had expressly requested that "his statements be reported in the minutes pursuant to article 2375 of the Italian Civil Code".

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 1** (rose) on the voting card received on entering.

He advised the meeting that no. 584 shareholders or proxies were in attendance at the start of voting, representing no. 667,192,546 shares or 56.48% of the share capital (enclosure -H-).

At 12:42 the Chairman called for votes to be cast.

At 12:47 the Chairman called an end to voting and announced the results.

The proposed resolution was unanimously approved.

The Chairman then introduced item 2: **Approval of the allocation of operating profit; pertinent resolutions.**

The Chairman proposed the following resolution on **item 2**, in line with that contained in the board of directors' report to the general meeting.

"The general meeting, having taken note of the reports of the board of statutory auditors and the independent auditors on the 2006 financial statements,

resolved

to allocate the profit for the year of Euro 522,435,314.92 (fivehundredandtwentytwo millionfourhundredandthirtyfivethousandthreehundredandfourteenpointninetwo), after making provision of Euro 26,443.64 (twentysixthousandfourhundredandfourtythree pointsixfour) to the reserve for unrealised currency exchange gains pursuant to article 2426 point 8 bis of the Italian Civil Code as follows:

a) to the shareholders, in the form of a dividend of Euro 0.43 (zero point 43) for each share, before withholdings pursuant to the law, excluding own shares held as of May 18, 2007;

b) the remaining profit to the extraordinary reserve.

For your information, we remind you that with reference to outstanding shares as of

March 12, 2007 - no. 1,181,227,564 (1 billion 181 million 227 thousand 564) shares less 44,765,500 (44 million 765 thousand 500) own shares - the dividend would amount to a total of Euro 488,678,687.52 (fourhundredandeightyeightmillionsixhundredand seventyeightthousandsixhundredandeightysevenpointfivetwo), requiring the application of profit of the same amount;

- to pay the dividend as of next May 24, 2007, through the authorised brokers with which the shares are registered in the "Sistema Monte Titoli". From May 21, 2007, the shares will be traded on the "ex dividendo" market".

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

As no one asked to speak, the Chairman invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 2** (yellow) on the voting card received on entering.

He advised the meeting that no. 584 shareholders or proxies were in attendance at the start of voting, representing no. 667,191,546 shares or 56.48% of the share capital (enclosure -I-).

At 12:54 the Chairman called for votes to be cast.

At 12:56 the Chairman called an end to voting and announced the results.

The proposed resolution was unanimously approved.

The Chairman invited the general meeting to take note of the **Consolidated Financial Statements as of December 31, 2006, and of the reports of the Board of Directors and the Independent Auditors** (letter B on the agenda).

The Chairman then introduced the business under **letter C** of the agenda: **Authorisation for the Board of Directors to purchase and sell the company's own shares; pertinent resolutions.**

Item 3: Authorisation for the Board of Directors to purchase and sell the company's own shares, including for the purposes of stock option plans; pertinent resolutions and reminded the general meeting that the matter was discussed on page 149 of the file for attendees.

The Chairman proposed the following resolution on **item 3**, in line with that contained

in the board of directors' report to the general meeting.

"The general meeting accepts the proposal formulated by the board of directors and

resolves

- to grant the Board of Directors the faculty to purchase, even through the negotiation of options or financial instruments, including derivatives of Mediaset shares, up to a maximum of no. 118,122,756, and therefore within the limits of the law, of its own ordinary shares of par value EUR 0.52 each (equal to 10% of the actual share capital), on one or more occasions, until the approval of the Financial Statements as of December 31, 2007, and in any case for a period of no longer than 18 months from the date of the resolution approved by the general meeting. The amount indicated above is covered by the available reserves reported in the last duly approved financial statements.

The purchase operations will be performed as follows:

i) the purchases for the implementation of the Stock Option Plans for 2003/2005 and for 2006/2008 shall be made on the stock exchange on which the shares are listed, in the manner indicated in article 144-bis, letters b) and c) of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company;

ii) other eventual purchases shall be made on the stock exchange on which the shares are listed in the manner indicated in article 144-bis, letters b) and c), of the Regulations for Issuers, at a price no higher than 20% and no less than 20% with respect to the reference price recorded by the stock during the Stock Exchange sitting prior to each individual operation. Said parameters are held to be adequate to identify the range of values within which the purchase is of interest to the company.

The purchase operations will be performed pursuant to article 2357 and subsequent of the Italian Civil Code, to article 132 of legislative decree 58/98, of article 144-bis of the Consob regulation enacting legislative decree no. 58, February 24, 1998 on the subject of issue regulation ("Issuer Regulations") and all other applicable rules and regulations,

including those pursuant to directive 2003/6 and the relative EU and national implementation rules;

- to confirm the authorisation granted to the Board of Directors, in compliance with the provisions of the law, with regulations applicable from time to time, with the regulations issued by the Italian Stock Exchange and with community directives, to:

a) transfer its own shares, purchased on the basis of this resolution or in any case already in the company's portfolio of shares, to employees of the company, its subsidiaries and the controlling company, against the exercise by same of their options to purchase the shares granted to them, all at the prices, terms and in the manner provided by the regulations regarding each Stock Option Plan for 2003/2005 and for 2006/2008. The authorisation indicated in this point is granted for the time limit fixed by the stock option plans;

b) to transfer the shares purchased on the basis of this resolution, or in any case already in the company's portfolio, in the following alternative ways:

i) by means of cash operations; in this case, the sales will be performed on the stock exchange on which the shares are listed and/or outside the stock exchange, at a price no less than 90% of the reference price recorded by the shares during the stock exchange session prior to each individual operation;

ii) by means of exchanges, swaps, contributions or other provisions in the framework of industrial projects or extraordinary finance operations. In this case the economic terms of the transfer operation, including the valuation of the shares being exchanged, will be determined, with the support of independent experts, based on the nature and the characteristics of the operation, also in consideration of the market trend of Mediaset shares.

The authorisation pursuant to point b) above is granted for a period of no longer than 18 months from the date of the resolution."

The Chairman asked for comments and said that he would reply to questions from shareholders at the end of the discussion.

Shareholder Mancuso said that he would be voting against the proposal and reaffirmed his comments earlier, when he criticised the use of stock options to provide incentives

for management.

The Chairman commented that no manager speculates on the shares.

Everyone abides scrupulously by the rules. Operations performed outside the stock exchange are at the price indicated in the resolution.

The Chairman announced that the discussion was closed and invited the shareholders to vote on the aforementioned proposed resolution using **slip no. 3** (green) of the voting card received on entering.

The Chairman advised the meeting that no. 585 shareholders or proxies were in attendance at the start of voting, representing no. 667,192,546 shares or 56.48% of the share capital.

At 13:11 the Chairman called for votes to be cast.

At 13:18 the Chairman called an end to voting and announced the results.

The proposed resolution was approved by majority, with no. 667,021,334 votes in favour, no. 168,812 against, no. 1,400 abstentions and no. 1,000 non-voting shares (attachment -L-).

The list of attendees and all voting shareholders, the number of shares represented and the time of entry and exit to/from the general meeting are attached to these minutes under letter -M-, and the list of voting results under letter -N-.

After which, as there were no more items on the agenda and as no one asked to speak, the Chairman declared the meeting closed at 13.20.

This

document was read out by me to the person before me, who expressly requested that the reading out of the attachments be waived.

Written in part by myself and typed in part by a trusted person on seven sheets, of which it occupies the first twenty four entire sides and part of the twenty fifth and signed at 8 pm.

FEDELE CONFALONIERI

GUIDO ROVEDA

MEDIASET

Mediaset S.p.A.
Registered office: Via Paleocapa 3, Milan
Share capital: EUR 614,238,333.28, fully paid in
Tax, VAT & Milan Company Register No. 09032310154

www.mediaset.it

QUARTERLY REPORT TO MARCH 31, 2007

You are hereby informed, in compliance with the provisions of Consob Resolution no. 11971/99, as amended, that the management report on performance in the first quarter of fiscal 2007 is available for public consultation at the registered office of the company and at Borsa Italiana S.p.A.

12g3-2(b)

RECEIVED


MEDIASET

MEDIASET

2007 First Quarter Results Presentation

Milan, 08th May 2007


MEDIASET

MEDIASET

Broadcasting

MEDIASET 2007 1Q | 24Hours Audience Share


1Q 2006
1Q 2007
INDIVIDUALS
MEDIASET
43.9%
41.3%
41.8%
41.2%
COMMERCIAL TARGET
(15-64 Years)
39.8%
43.8%
37.5%
43.7%

Source: Auditel excl. SanRemo

MEDIASET 2007 1Q | PRIME TIME Audience Share

20.30-22.30


1Q 2006
1Q 2007
INDIVIDUALS
Rai
44.4%
43.2%
MEDIASET
42.2%
41.8%
COMMERCIAL TARGET
(15-64 Years)
Rai
41.4%
40.4%
MEDIASET
44.6%
43.9%

Source: Auditel excl. SanRemo

MEDIASET 2007 1Q | PRIME TIME Audience Share

20.30-22.30


1Q 2006
1Q 2007
INDIVIDUALS
Rai Uno
23.8%
23.4%
5
23.7%
22.4%
COMMERCIAL TARGET
(15-64 Years)
Rai Uno
20.2%
20.2%
5
25.6%
24.1%

Source: Auditel excl. SanRemo

MEDIASET 2007 1Q | Audience "Garanteed"

Day Time		Objective	Audience
	CANALE 5	21.5%	21.6%
	ITALIA 1	11.5%	10.7%
	RETE 4	8.0%	8.7%
	MEDIASET	41.0%	41.1%
Prime Time			
	CANALE 5	23.0%	22.4%
	ITALIA 1	11.0%	10.6%
	RETE 4	8.0%	8.8%
	MEDIASET	42.0%	41.8%

SKY 2007 | Audience Share

April, 24Hours, Individuals

Audience Share range per channel (%)	N°of channels	Total Share (%)	Average Share per channel (%)
> 0.5	2	1.2	0.6
0.1 – 0.5	14	2.3	0.18
< 0.1	57	1.5	0.03

Source: Auditel

SKY 2007 | Audience Share

April, 24Hours, Individuals

	Audience Share (%)
Sky Channels	2.7
Fox Channels	1.5
RAI SAT	0.5
Discovery Channels	0.2
Sitcom Channels	0.1
Other FTA Satellite TV	3.2
TOTAL SATELLITE TV	8.2

Source: Auditel


MEDIASET

MEDIASET

Advertising

MEDIASET 2007 1Q | Publitalia Advertising Revenues


-7.3%
776.8
720.4
(Euro ml.)
1Q 2006
1Q 2007

MEDIASET 2007 1Q | Advertising by Sector

	1Q 2007 (mio. Euro)	vs. previous year
FOOD	183.9	-3.9%
NON FOOD	104.5	-10.0%
TELECOM	83.2	-7.5%
AUTOMOTIVE	96.5	-12.1%
FINANCE/INSURANCE	34.3	-3.0%
RETAIL	10.6	+2.1%
MEDIA/PUBLISHING	62.6	-3.8%

MEDIASET 2007 1Q | Advertising Breakdown by Sector

	1Q 2006	1Q 2007
AUTOMOTIVE	14.1%	13.4%
FOOD	24.6%	25.5%
NON FOOD	15.0%	14.5%
FINANCE	4.6%	4.8%
TELECOM	11.6%	11.5%
RETAIL	1.3%	1.5%
MEDIA/PUBLISHING	8.4%	8.7%
OTHER SECTORS	20.4%	20.1%
	100%	*100%*

MEDIASET 2007 1Q | New Client Acquisition Policy

	1Q 2006	1Q 2007
Active Clients	619	603
New Clients	69	76


MEDIASET

MEDIASET

Financials

MEDIASET GROUP 2007 1Q | P&L Highlights

(Euro ml.)	1Q 2006	1Q 2007
Net Consolidated Revenues	955.2	964.9
EBITDA	483.4	479.7
Gain (Losses) from Equity disinvest.	1.3	-
EBIT	265.6	255.7
Net Profit	145.1	124.5
Consolidated Net Financial Position	(114.9)	(357.6)

MEDIASET

2007 1Q RESULTS | Italian Business

MEDIASET ITALIAN BUSINESS 2007 1Q | P&L Results

(Euro ml.)	1Q 2006	1Q 2007
Net Consolidated Revenues	**728.1**	**714.2**
Personnel Costs	(98.4)	(96.3)
Other Operating Costs	(290.0)	(298.8)
EBITDA	**339.7**	**319.1**
Rights Amortisation	(155.8)	(150.9)
Other Amortisation & Depreciation	(21.3)	(30.5)
Operating Profit	**162.7**	**137.7**
Gain (Losses) from Equity disinvest.	1.4	-
EBIT	**164.0**	**137.7**
Financial Income (Losses)	(6.2)	(13.1)
Associates	(0.6)	0.3
Pre-Tax Profit	**157.2**	**125.0**
Taxes	(48.8)	(43.6)
NET PROFIT	**108.2**	**81.2**

MEDIASET ITALIAN BUSINESS 2007 1Q | Operations Breakdown

(Euro ml.)	Total Net Revenues	Total Costs (including D&A)	Operating Profit	*Margins*
FTA TV	**630.4**	**(489.1)**	**141.3**	*22.4%*
Network Operator	**42.4**	**(43.0)**	**(0.6)**	*n.a.*
Pay TV	**45.3**	**(45.2)**	**0.1**	*n.a.*
Other Activities	**24.6**	**(27.6)**	**(3.0)**	*n.a.*
Intra-company Eliminations	*(28.4)*	*28.4*	-	-
TOTAL	**714.2**	**(576.5)**	**137.7**	*19.3%*

MEDIASET ITALIAN BUSINESS 2007 1Q | FTA TV Operations

(Euro ml.)	1Q 2006	1Q 2007
Total Net TV Revenues	**676.5**	**630.4**
TV Advertising Revenues	776.8	720.4
Multichannel Adv. Revenues	1.8	0.9
Commissions	(115.7)	(107.2)
Other TV Revenues	13.6	16.3
Total TV Costs	**(494.9)**	**(489.1)**
Personnel	(84.6)	(83.0)
TV Operating Costs	(233.6)	(233.3)
TV Rights Amortisations	(148.7)	(143.1)
Other A&D	(11.0)	(14.3)
Net Intra-company Items	*(17.0)*	*(15.4)*
FTA TV Operating Profit	**181.7**	**141.3**
margin	*26.9%*	*22.4%*

MEDIASET ITALIAN BUSINESS 2007 1Q | Network Operator

(Euro ml.)	1Q 2006	1Q 2007
Total Net Revenues	**35.9**	**42.4**
3° Party DVB-T Revenues	3.8	4.1
3° Party DVB-H Revenues	-	9.0
Other Revenues	0.9	0.9
Net intra-company Items	*31.2*	*28.4*
Total Costs	**(42.6)**	**(43.0)**
Personnel	(8.8)	(8.6)
Other Operating Costs	(25.9)	(20.1)
Other Amortisation & Depreciation	(7.9)	(14.3)
Network Operator Operating Profit	**(6.7)**	**(0.6)**

MEDIASET ITALIAN BUSINESS | Update on Pay TV

	31st December 2006	31st March 2007
"Mediaset Premium" Smart Cards Sold to Retailers	2,574,000	2,862,000
N° Recharges sold to Retailers	5,380,000	6,910,000

MEDIASET ITALIAN BUSINESS 2007 1Q | Pay TV

(Euro ml.)	1Q 2006	1Q 2007
Total Net PPV Revenues	**22.8**	**45.3**
PPV Revenues	21.5	33.5
Advertising Revenues	1.6	1.3
Other Revenues	-	10.8
Commissions	(0.3)	(0.2)
Total PPV Costs	**(31.3)**	**(45.2)**
Personnel	(0.5)	(0.6)
Other Operating Costs	(10.6)	(24.8)
Rights Amortisations and Other *D&A*	(7.3)	(8.2)
Net intra-company items	*(12.9)*	*(11.6)*
PPV Operating Profit	**(8.6)**	**0.1**

MEDIASET ITALIAN BUSINESS 2007 1Q | Other Activities

(Euro ml.)	1Q 2006	1Q 2007
Total Net Revenues	**24.1**	**24.6**
Multimedia	7.6	8.0
Mediashopping	7.2	7.4
Other Non-TV Revenues	9.2	9.1
Total Costs	**(27.9)**	**(27.6)**
Personnel	(4.5)	(4.1)
Other Operating Cost	(19.9)	(20.5)
Other Amortisations & Depreciations	(2.3)	(1.5)
Net Intra-company Items	*(1.3)*	*(1.4)*
Other Activities Operating Profit	**(3.8)**	**(3.0)**

MEDIASET ITALIAN BUSINESS 2007 1Q | Investments



1Q 2006
1Q 2007
(Euro ml.)
TV rights
182.5
121.6
PPV rights
403.9
0.5
DTT
18.1
6.3
Technical & immaterial
11.8
7.7
Option rights
73.0
1.3
689.3
Total Investments
137.3

MEDIASET ITALIAN BUSINESS 2007 1Q | Cash Flow Statement

(Euro ml.)	1Q 2006	1Q 2007
Initial Net Financial Position 1/1	**(713.8)**	**(964.4)**
Free Cash Flow from Core Activities	**76.6**	**110.7**
- Cash Flow from Operations	290.7	271.0
- Investments	(689.3)	(137.3)
- Disinvestments	14.2	0.3
- Change in Net Working Capital (CNWC)	461.0	(23.3)
Equity (Investments)/Disinvest.	48.4	0.7
Free Cash Flow	**125.0**	**111.4**
Change in Equity	23.3	(2.4)
Total Net Cash Flow	**148.3**	**108.9**
Final Net Financial Position 30/6	**(565.5)**	**(855.5)**


MEDIASET

MEDIASET

Back up

MEDIASET GROUP 2007 1Q | P&L Consolidated Results

(Euro ml.)		1Q 2007 Consolidated	1Q 2007 Mediaset	1Q 2007 Telecinco	Consolidation Effects
Net Consolidated Revenues		964.9	714.2	251.1	(0.4)
EBITDA		479.7	319.1	160.6	-
	margin	*49.7%*	*44.7%*	*64.0%*	
EBIT		255.7	137.7	118.0	-
	margin	*26.5%*	*19.3%*	*47.0%*	
Net Profit		167.5	81.2	86.1	0.2
T5 Minorities		(43.0)			
Group Net Profit		124.5			

TELECINCO 2007 1Q | P&L Results (IAS/IFRS)

(Euro ml.)	1Q 2006	1Q 2007
Net Consolidated Revenues	**227.8**	**251.1**
Personnel Costs	(17.9)	(19.7)
Other Operating Costs	(66.2)	(70.8)
EBITDA	**143.7**	**160.6**
Amortisation & Depreciation	(42.1)	(42.6)
EBIT	**101.6**	**118.0**
Financial Income (Losses)	2.6	4.2
Associates	0.2	0.5
Pre-Tax Profit	**104.4**	**122.6**
Taxes	(31.0)	(36.5)
NET PROFIT	**73.3**	**86.1**

TELECINCO 2007 1Q | Investments (IAS/IFRS)


1Q 2006
0.9
48.0
ml Euro
47.1
1Q 2007
1.1
47.6
ml Euro
46.5
TV Rights
Tangible & Intangible Fixed Assets

TELECINCO 2007 1Q | Cash Flow Statement (IAS/IFRS)

(Euro ml.)	1Q 2006	1Q 2007
Initial Net Financial Position	**355.8**	**396.1**
Free Cash Flow	**90.4**	**100.3**
Cash Flow from Operations	117.1	131.8
Investments	(48.0)	(47.6)
Disinvestments	0.2	1.2
Change in Net Working Capital (CNWC)	21.1	14.9
Equity (Investments)/Disinvest.	(0.1)	1.5
Cashed in Dividends	0.2	-
Treasury Shares	4.3	-
Total Net Cash Flow	**94.8**	**101.8**
Final Net Financial Position	**450.6**	**497.9**

MEDIASET

Investor Relations Department:

Tel: +39 02 2514.7008
Fax: +39 02 2514.6719
Email: ir@mediaset.it
WebSite: www.gruppomediaset.it/investor/

Forward-looking Statements

Statements contained in this document, particularly the ones regarding any Mediaset Group possible or assumed future performance, are or may be forward looking statements and in this respect they involve some risks and uncertainties.

Mediaset Group actual results and developments may differ materially from the ones expressed or implied by the above statements depending on a variety of factors.

Any reference to past performance of Mediaset Group shall not be taken as an indication of future performance.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein.

12g3-2(b)

GRUPPO MEDIASET

RECEIVED

2007 JUN -5 A 6:47

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Press Release

Mediaset Board Meeting 8 May 2007

BOARD EXTENDS POWERS OF THE DEPUTY CHAIRMAN PIER SILVIO BERLUSCONI

APPROVAL FOR THE RESULTS OF THE FIRST QUARTER OF 2007

Consolidated Results
Net revenues: €964.9 million
Operating profit: €255.7 million
Net profit: €124.5 million

Italy
Television costs: -1.2%
Mediaset Premium: revenues double with a positive operating result
Ratings: Mediaset channels and Canale 5 confirm leadership in the 15-64 year-old audience

Spain
Operating profitability: 47.0%
Ratings: Telecinco Spain's leading channel

The Board of Directors of Mediaset, which met today under the Chairmanship of Fedele Confalonieri, has extended the powers of the deputy chairman Pier Silvio Berlusconi.

The broadening of the responsibilities of Pier Silvio Berlusconi is a response to the need to face a number of challenges in terms of content, technology, advertising sales and to take advantage of new opportunities in Italy and abroad..

The Board then went on to approve the company's report on the first quarter of 2007.

MEDIASET GROUP: CONSOLIDATED RESULTS

Performance in the first three months of 2007 can be summarised as follows:

- **consolidated net revenues** came to **€964.9 million**, compared with €955.2 million in Q1 2006.
- **EBIT** came to **€255.7 million**, a €9,9 million reduction on the same period of last year (€265.6 million).

GRUPPO MEDIASET

- **operating profitability**, operating profit as a proportion of consolidated net revenues, amounted to **26.5%**, compared with 27.8% in Q1 2006.
- **profit before taxation** and that attributable to third-party shareholders, amounted to **€247.6 million**, compared with €261.5 million in Q1 2006.
- **net profit** attributable to the Group, after estimated taxation, came to **€124.5 million**, compared with €145.1 million in the first quarter of the previous year.
- the Group's **net financial position** went from -€568.3 million on 31 December 2006 to **-€357.6 million** on 31 March 2007. In the first three months of the year **net cash generation** totalled €210.7 million, compared with €243.1 million in the same period of the previous year. Excluding the non-recurring component generated in 2006 by the disposal of the company's stake in Hopa, net cash generation in the first quarter of 2007 was higher than that of Q1 2006.

A BREAKDOWN OF RESULTS BY GEOGRAPHIC AREA

Italy

- In the first quarter of 2007 **consolidated net revenues** amounted to **€714.2 million**, compared with €728.1 million in the same period of the previous year. **Television advertising revenues** came to €720.4 million, compared with €776.8 million in Q1 2006. This was due to a reduction in advertising investments by a number of important groups that had already made marked cut backs in their campaigns in the last months of 2006. March, however, saw a recovery that improved sales for Mediaset's channels.
- **EBIT** came to **€137.7 million**, compared with €164.0 million in Q1 2006. This result was affected by the previously mentioned trends in the advertising market.
- **total television costs** saw a significant fall (-1.2% on the first three months of the previous year) against a 2007 budget that foresees costs in line with those of 2006.
- **pre-tax profit** came to **€125.0 million**, compared with €157.2 million in Q1 2006.
- **net profit** amounted to **€81.2 million**, compared with €108.2 million in Q1 2006.
- there were excellent results for the pay-per-view business, **"Mediaset Premium"** as it entered its second year. First quarter 2007 **revenues** were double those of the same period of 2006, up from €22.8 million to **€45.3 million** with an already positive **operating result**.
- TV ratings during the period were also positive: in the first three months of 2007 Mediaset's channels confirmed their national leadership in all the time bands among viewers in the 15 to 64 year-old age range (the commercial target) that account for 70% of the Italian population and on which 80% of TV advertising investments are aimed: overall, Mediaset channels had a **43.7% share in prime time** and **43.2%** in the **24 hours**.

GRUPPO MEDIASET

Canale 5 is Italy's most popular channel in the commercial target with **consolidated net revenues 24.0%** and **23.6%** in the **24 hours**.

Spain

- In the first three months of 2007 **consolidated net revenues** generated by the Telecinco Group came to **€251.1 million**, compared with €227.8 in the same period of the previous year.
- Telecinco's **operating profit** rose to **€118,0 million**, on the €101.6 million of Q1 2006.
- **operating profitability** (operating profit as a proportion of consolidated net revenues) reached an international record at **47.0%** (44.6% in Q1 del 2006).
- **pre-tax profit** came to **€122.6 million**, compared with €104.4 million in the first quarter of 2006.
- **net profit** amounted to **€86.1 million**, compared with €73.3 million in Q1 2006.
- Telecinco's ratings were also up, consolidating its position as Spain's absolute leader with **a prime time share of 20.4%** and **20.3%** in the **24 hours**.

FORECAST FOR THE YEAR

For the current year, given an objective for a marked containment in TV costs in Italy and increased revenues over the whole year from DVBH-related activities (which, in 2006 contributed only from the second half of the year), the company continues to expect to generate a level of consolidated operating profit that is higher than that of 2006. The scale of the increase will depend on the trend in TV advertising revenues in Italy and Spain.

Italy

Also after the first four months of 2007, the leadership in the commercial target (15-16 year-olds) of Mediaset's channels has been confirmed across all time bands. Canale 5 consolidated its absolute leadership, while Italia 1 confirmed its position as Italy's third most popular channel.
In the first two months of the year advertising sales for Mediaset's channels was affected by continuing weakness in the advertising market. On the basis of Nielsen figures, advertising investments in Italy in the first two months of 2007 saw a sharp overall fall (-5.3%), with television particularly hit (-5,9 %). However, from March, there were some clear signs of a recovery that was consolidated in April, a month in which advertising sales for Mediaset's channels saw growth of 4% compared with the same period of the previous year. Given this result, advertising revenues for Mediaset's channels, which at the end of the first quarter showed a fall of –7.3%, at

GRUPPO MEDIASET

the end of the first four months showed a fall of 4.6%, compared with the same period of the previous year.
Meanwhile Mediaset Premium continued to perform exceptionally well: since the beginning of the year more than 300,000 new re-chargeable cards and around 2.2 million re-charges have been sold.

Spain

In April, Telecinco further reinforced its ratings leadership, both in the total audience, with a daily average of 21.1%, and in the commercial target, extending, in all of the main time bands, its advantage over its historic competitors Antena 3 and TVE1.

Cologno Monzese, 8 May 2007

Department of Communications and Media Relations
Tel. +39 0225149251
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor

GRUPPO MEDIASET

Highlights from the consolidated income statement (*)

in €m

2006		Q1 2007	Q1 2006
3,747.6	**Consolidated net revenues**	**964.9**	**955.2**
452.5	Labour costs	116.0	116.3
1,374.2	Procurement, services and other costs	369.2	355.5
1,826.7	**Operating costs**	**485.2**	**471.8**
1,920.9	**Gross operating profit**	**479.7**	**483.4**
885.7	Amortisation and depreciations	224.0	219.1
1,035.3	**Operating profit**	**255.7**	**264.3**
1.3	((Losses)/gains from equity disposals	-	1.3
1,036.6	**EBIT**	**255.7**	**265.6**
(20.2)	Financial income /(charges)	(8.9)	(3.7)
3.2	Income/(charges) from investments	0.8	(0.4)
1,019.6	**Profit before taxation**	**247.6**	**261.5**
(357.9)	Income taxes	(80.1)	(79.8)
661.8	**Net profit from operations**	**167.5**	**181.7**
-	(Net profit from discontinued activities)	-	-
(156.3)	(Minority interest (profit)/loss	(43.0)	(36.6)
505.5	**Profit for the Mediaset Group**	**124.5**	**145.1**

Highlights from the consolidated balance sheet (*)

in €m

	31/03/2007	31/12/2006
Television rights	2,373.4	2,388.2
Goodwill and consolidation differences	368.7	368.7
Other tangible/intangible assets	1,063.4	1,085.2
Financial assets	94.0	95.4
Net working capital & other assets/liabilities	(312.5)	(305.6)
Severance indemnity reserve	(133.3)	(130.3)
Net invested capital	**3,453.8**	**3,501.7**
Net Group assets	2,754.2	2,634.1
Shareholders' equity and minority interest	342,0	299.2
Net assets	**3,096.2**	**2,933.3**
Net financial position	**(357.6)**	**(568.3)**

(*) The reclassified figures in the report are not subject to certification by the external auditors

	buys frequencies from Europa TV				
16/05/2006	Documento: Mediaset S.p.A. – Statuto approvato con l'assemblea del 20 aprile 2006			X	X
22/05/2006	Documento: Mediaset S.p.A. – 2006 First quarterly Report (ENG)			X	X
25/07/2006	Comunicato stampa (ITA) Mediaset S.p.A. – approvato dal Consiglio di Amministrazione il Piano di Stock Option 2006; Press release (ENG) Mediaset S.p.A. – Board approves 2006 Stock Option plan	X			X
27/07/2006	Comunicato stampa (ITA) Gruppo Mediaset – Telecinco risultati primi sei mesi 2006; Press release (ENG) Mediaset S.p.A. – Telecinco 2006 First Half Financial Results	X			X
08/09/2006	Comunicato stampa - Mediaset S.p.A. – inserzione su quotidiani avvenuto deposito Relazione semestrale 2006		X		X
12/09/2006	Comunicato stampa (ITA) Mediaset S.p.A. – approvata relazione primo semestre 2006; Press release (ENG) Mediaset Group's First Half 2006 results	X			X
12/09/2006	Documento: Analyst Presentation – 2006 First half results			X	X
12/09/2006	Documento: Relazione semestrale al 30 giugno 2006 (ITA)			X	X
15/09/2006	Documento: Mediaset S.p.A. – Relazione società di revisione sulla semestrale al 30.06.2006 (consolidato)			X	X
15/09/2006	Documento: Mediaset S.p.A. – Relazione società di revisione sui prospetti di riconciliazione IFRS			X	X
13/10/2006	Documento: Mediaset - 2006 First Half Year Report (ENG)			X	X
24/10/2006	Comunicato stampa (ITA) Telecinco – risultati economici gennaio-settembre 2006; Press release (ENG) Telecinco's January-September 2006 financial results	X			X
07/11/2006	Comunicato stampa (ITA) Mediaset S.p.A. – risultati 3° trimestre esercizio 2006; Press release (ENG) Mediaset Group – Third Quarter 2006 results	X			X
07/11/2006	Documento: Analyst Presentation – risultati 3° trimestre 2006			X	X
09/11/2006	Comunicato stampa: Mediaset S.p.A. – inserzione su quotidiani avvenuto deposito Relazione trimestrale al 30 settembre 2006		X		X
09/11/2006	Comunicato stampa (ITA) Mediaset S.p.A. – Prosieben – SAT1;	X			X

	Press release (ENG) Mediaset S.p.A. – Prosieben – SAT1				
10/11/2006	Documento: Mediaset S.p.A. - Relazione trimestrale al 30 settembre 2006 (ITA)			X	X
27/11/2006	Comunicato stampa (ITA): Mediaset S.p.A. – calendario riunioni istituzionali anno 2007	X			X
01/12/2006	Documento: Mediaset S.p.A. – 2006 Third Quarterly Report (ENG)			X	X
11/01/2007	Press release (ENG): Mediaset Group – calendar of meetings 2007	X			X
01/03/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Bilancio 2006 Telecinco; Press release (ENG) Mediaset S.p.A. – Annual report 2006 Telecinco	X			X
01/03/2007	Comunicato stampa (ITA): Mediaset S.p.A.: Esaminati risultati preliminari consolidati 2006 – approvazione aggiornamento Codice di Autodisciplina; Press release (ENG) Mediaset S.p.A.: Examinated preliminary consolidates results 2006 – Approved Self regulatory Code	X			X
02/03/2007	Documento: Mediaset S.p.A. – Codice di Autodisciplina (ITA)			X	X
13/03/2007	Documento: Mediaset S.p.A. – Code of Corporate Governance (ENG)			X	X
13/03/2007	Comunicato stampa (ITA): Approvazione bilancio 2006; Press release (ENG) Mediaset S.p.A. – Approval for 2006 results	X			X
14/03/2007	Documento: Analyst Presentation – risultati 2006			X	X
14/03/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani convocazione assemblea 2007		X		X
16/03/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani rettifica avviso di convocazione assemblea degli azionisti		X		X
16/03/2007	Press release (ENG): Mediaset S.p.A. – Notice of convocation of the General Shareholders Meeting of Mediaset S.p.A.		X		X
20/03/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani avvenuto deposito bilanci; Press release (ENG) Mediaset S.p.A. – Financial Statements as of 31 december 2006		X		X

20/03/2007	Comunicato stampa (ITA): Endemol: accordo di riservatezza; Press release (ENG) Endemol embargo signed agreement	X			X
22/03/2007	Documento: Relazione del Consiglio di Amministrazione all'assemblea (ITA); Directors' report to the shareholders' general meeting (ENG)			X	X
22/03/2007	Documento: Progetto di bilancio civilistico e consolidato al 31.12.2006 (ITA)			X	X
22/03/2007	Documento: Relazione annuale sulla Corporate Governance (ITA)			X	X
23/03/2007	Documento: Draft company annual financial stetements and consolidated annual financial statements (ENG)			X	X
29/03/2007	Documento: 2007 Annual Report on Corporate Governance (ENG)			X	X
30/03/2007	Documento: Relazione del Collegio Sindacale (ITA); Report of the Board of Auditors (ENG)			X	X
30/03/2007	Documento: Relazione società di revisione bilancio di esercizio (ITA); Report of the Auditing Firm on financial statements of Mediaset S.p.A. (ENG)			X	X
30/03/2007	Documento: Relazione società di revisione bilancio consolidato (ITA); Report of the Auditing Firm on the consolidated financial statements of Mediaset Group (ENG)			X	X
10/04/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani rinvio assemblea in seconda convocazione; Press release (ENG) Mediaset S.p.A. – General Shareholders' Meeting		X		X
17/04/2007	Comunicato stampa (ITA): Mediaset S.p.A. – Inserzione su quotidiani deposito bilancio e pagamento dividendo		X		X
18/04/2007	Press release (ENG): Mediaset S.p.A. – Financial Statements at 31 December 2006 and Payment of dividend for fiscal 2006		X		X
18/04/2007	Comunicato stampa (ITA): Mediaset: nessuna trattativa Telecom; Press release (ENG) Mediaset is not involved in negotiation about Telecom	X			X

Internal Dealing - Informations available on NIS and on "www.mediaset.it" web site

Date	Full name	NIS			WEB SITE
		Price sensitive	No Price Sensitive	Document	
31/05/2006	Confalonieri Fedele	X			X
	Adreani Giuliano	X			X
14/11/2006	Mauro Crippa	X			X
20/02/2007	Mauro Crippa	X			X

RECEIVED

ANNUAL INFORMATION DOCUMENTS – Pursuant to Art. 54 Reg. Consob n. 11971/1999

Informations available on NIS ((Network Information System) and on "www.mediaset.it" web site

Date	Type	NIS			WEB SITE
		Price Sensitive	No Price Sensitive	Document	
20/04/2006	Comunicato stampa (ITA) Gruppo Mediaset - Approvazione bilancio 2005; Press release (ENG) Mediaset Group - shareholders meeting approves 2005 results	X			X
21/04/2006	Comunicato stampa (ITA) Consiglio di Amministrazione: cariche sociali; Press release (ENG) Board of Directors: corporate officiers	X			X
03/05/2006	Documento: Mediaset S.p.A. – verbale assemblea degli azionisti del 20 aprile 2006			X	X
04/05/2006	Comunicato stampa (ITA) Telecinco: risultati primi tre mesi esercizio 2006; Press release (ENG) Telecinco: First quarter 2006 financial results	X			X
09/05/2006	Comunicato stampa (ITA) Primo trimestre esercizio 2006 Gruppo Mediaset; Press release (ENG) First quarter 2006 Mediaset Group	X			X
09/05/2006	Documento: Analyst Presentation – risultati primo trimestre 2006			X	X
10/05/2006	Documento: Documento di informazione annuale (ex art. 54 Reg. Emittenti Consob)			X	X
11/05/2006	Comunicato stampa (ITA) Mediaset S.p.A. – inserzione su quotidiani avvenuto deposito Relazione trimestrale al 31 marzo 2006		X		X
11/05/2006	Documento: Mediaset S.p.A. – Relazione trimestrale al 31 marzo 2006 (ITA)			X	X
16/05/2006	Comunicato stampa (ITA) Mediaset S.p.A. – acquisto frequenze da Europa TV; Press release (ENG) Mediaset S.p.A. – Mediaset	X			X

12g3-2(b)

GRUPPO MEDIASET

Madrid, May 8 2007

Today Telecinco our controlled company has disclosed the following press release

First quarter 2007 financial results

FOLLOWING ITS ALL-TIME BEST RESULTS IN 2006, TELECINCO'S NET PROFIT FOR THE FIRST QUARTER GROWS BY 17.4%

- **Telecinco leads the audience share ranking for the year to date and is the only television channel showing figures of over 20% in terms of total day (20.2%), prime time (20.5%), day time (20.1%) and commercial target (22.5%) audience share**
- **A new net advertising revenue record, up 8.2% to €233.56 million, and a fine-tuned cost-control policy combine to achieve a net profit of €86.06 million**
- **The gross operating margin EBITDA, at a record €119.29 million, has climbed 15.1% compared with the same period of 2006**
- **Net advertising revenue has grown 8.2%, to €233.56 million**

In spite of the launch of two new television channels, with consequent repercussions in the audiovisual landscape, Telecinco has managed to improve its financial results due to the flexibility of its business model. The 20.2% average audience share and the 8.2% growth in net advertising revenues have contributed to a 17.4% increase in net profit to €86.06 million.

Following robust growth in the 2006 net profit, Telecinco has set a new record in the first quarter of 2007, which places the channel, again, in the top positions of the European television sector and as number one in Spain according to the media industry's main performance indicators: audience share, advertising

turnover, financial margins, cash flow generation and market capitalisation. The leadership position in these metrics has helped Telecinco achieve record results both in terms of revenues and operating margins (EBITDA and EBIT), as well as net profit.

These excellent results are once again the result of the channel's management model, which is increasingly widening the gap over the second and third-placed competitors. This model is supported by a programming strategy that combines stability and innovation, with a view to maintaining the loyalty of the most attractive audience for advertisers, for which Publiespaña offers tailored products enabling the permanent and complete meeting of their needs.

Telecinco increases net advertising revenues by 8.2%

Telecinco has set a new record in Q1 2007 with net advertising revenue of €233.56 million, an increase of 8.2% on €215.76 million for the same period of 2006.

Telecinco has again grown its EBIT and EBITDA operating margins on the back of high figures reported in 2006 and despite new competition. The gross operating margin (adjusted EBITDA) reached €119.29 million, up by 15.1% on the first quarter of 2006. The company's EBIT was €117.97 million, up 16.1% on the same period of 2006 (€101.64 million).

Pre-tax profit leapt from €104.34 million in the first quarter of 2006 to €122.62 million, an increase of 17.5%.

Net profit totalled €86.06 million, representing an increase of 17.4% on the first quarter of 2006 (€73.31 million).

Grupo Publiespaña hits a new high with an increase of 8.4% in its gross advertising revenues

The first quarter of 2007 has confirmed Grupo Publiespaña as the industry leader in terms of advertising sales with record gross television advertising revenues at €244.40 million, an increase of 8.4% on the same period of 2006 (€225.36 million).

Record results with a careful and fine-tuned cost control policy

In the first quarter of 2007, Telecinco applied a fine-tuned cost control policy, which grew by 5.5% on the same period of 2006 in line with the company's guidance and despite DTT and cinema investment-related charges, mandatory under the current legislation.

Telecinco is the audience leader for the year to date and emerges as the only television channel with a share of over 20%

The excellent performance of the channel's programming in all time slots, especially in the prime time slot, has been instrumental in Telecinco remaining the only channel with an audience share of over 20%.

In early 2007, the channel retained the top position which it consistently held throughout 2006. **Telecinco was the most-watched channel in January, February, March and April with a 20.2% audience share**, 2.1 points ahead of Antena 3 (18.1%) and 2.3 points ahead of TVE 1 (17.9%). This figure places Telecinco as the best performer compared to the same period of 2006, showing a year-on-year decrease of only 0.8 points, compared with Antena 3's steep decline of 3.3 points and TVE 1's decline of 1.4 points.

Telecinco also ended the January-April 2007 period as the audience share leader in the **prime time slot** with **20.5%**, beating Antena 3 by 2.8 points (17.7%) and TVE 1 by 3.1 points 1 (17.4%). Similarly, Telecinco's prime time appears to be the least affected by the emergence of new competitors with a decline of only 1.2 points compared with January-April 2006. TVE 1 dropped 1.9 points and Antena 3 showed again the greatest year-on-year decline, with its prime time down by 3.3 points.

The situation is also visible in the **day time** audience share, with Telecinco leading the ranking with **20.1%**, six basis points less than January-April 2006. Antena 3 is ranked second with 18.2% – down 3.3 points – and TVE 1 is ranked third with 18.1% – down 1.3 points over the same period last year.

As for the commercial target, Telecinco retained its historical leadership for the year to date, both in terms of total day (22.5%) and prime time (23.5%), far ahead of Antena 3 (18.3% and 17.4% respectively) and TVE 1 (13.9% and 13.8% respectively).

	Telecinco	2007 vs. 2006	Antena 3	2007 vs. 2006	TVE 1	2007 vs. 2006
Total day	20.2%	-0.8	18.1%	-3.3	17.9%	-1.4
Prime Time	20.5%	-1.2	17.7%	-3.3	17.4%	-1.9
Day Time	20.1%	-0.6	18.2%	-3.3	18.1%	-1.3
C.T. Total day	22.5%	-0.8	18.3%	-4.0	13.9%	-1.6
C.T. PrimeTime	23.5%	-1.1	17.4%	-4.0	13.8%	-2.0

Comments by Paolo Vasile and Giuseppe Tringali, chief executives of Telecinco

Giuseppe Tringali said: ***"After a complex 2006 which ended with strong results, the challenge for 2007 was to further strengthen our position and have a good start for the new year from the very beginning. Once gain, we have achieved our targets in the first quarter and we have widened the gap over our***

main competitors. The strong performance of advertising revenues is the result of a unique television product in terms of audience volumes, combined with quality, service and a creative advertising offering. We have used this offering to strengthen our relationships with clients, who look for reliability, ongoing service, commercially attractive audiences and effective communication".

In the opinion of **Paolo Vasile**, "*the beginning of 2007 is proof of the capacity of Telecinco's management team to adapt to the challenging environment of the television sector. In this new landscape, we have been able to improve our results without changing the editorial and cost management models and set ourselves well ahead of our competitors. We have been able to remain the audience's preferred channel, in all time slots and almost everyday, in 2007. Being the television sector leader for the third year running and 14 months in a row confirms the audience's endorsement and encourages us to continue improving our business*".

TELECINCO PRESS OFFICE

Department of Communications and Media Relations
Tel. +39 0225149156
Fax +39 0225149286
e-mail: ufficiostampa@mediaset.it
http://www.mediaset.it/corporate/

Investor Relations Department
Tel. +39 0225147008
Fax +39 0225148535
e-mail: ir@mediaset.it
http://www.mediaset.it/investor/

END